INTERIM REPORT

For the three months ended
March 31, 2018

CONSOLIDATED BALANCE SHEETS
as at March 31, 2018 and December 31, 2017
(unaudited - US$ millions)

	Notes	March 31, 2018	December 31, 2017
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $44.0; December 31, 2017 – $77.8)	5, 19	2,612.0	2,368.4
Insurance contract receivables		5,065.2	4,686.9

Portfolio investments
Subsidiary cash and short term investments	5, 19	12,066.6	17,382.5
Bonds (cost $13,604.4; December 31, 2017 – $8,764.6)	5	13,859.6	9,164.1
Preferred stocks (cost $335.9; December 31, 2017 – $338.5)	5	287.3	296.8
Common stocks (cost $4,886.4; December 31, 2017 – $4,877.5)	5	4,933.4	4,838.7
Investments in associates (fair value $3,901.7; December 31, 2017 – $2,824.3)	5, 6	3,611.7	2,487.0
Derivatives and other invested assets (cost $716.6; December 31, 2017 – $641.0)	5, 7	360.4	255.4
Assets pledged for short sale and derivative obligations (cost $184.2; December 31, 2017 – $197.5)	5, 7	180.2	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and associates	5, 19	2,428.7	2,394.0
		37,727.9	37,013.2

Deferred premium acquisition costs		1,045.3	927.5
Recoverable from reinsurers (including recoverables on paid losses – $614.5; December 31, 2017 – $453.8)	8, 9	7,884.9	7,812.5
Deferred income taxes		316.1	380.8
Goodwill and intangible assets		5,801.6	6,072.5
Other assets		4,560.1	4,828.3
Total assets		65,013.1	64,090.1

Liabilities
Accounts payable and accrued liabilities		3,546.6	3,629.5
Income taxes payable		72.5	95.6
Short sale and derivative obligations (including at the holding company – $13.5; December 31, 2017 – $11.5)	5, 7	105.2	126.2
Funds withheld payable to reinsurers		773.1	850.2
Insurance contract liabilities	8	34,748.6	34,562.5
Borrowings – holding company and insurance and reinsurance companies	10	5,441.7	4,848.1
Borrowings – non-insurance companies	10	1,576.5	1,566.0
Total liabilities		46,264.2	45,678.1

Equity	11
Common shareholders’ equity		12,754.4	12,475.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		14,089.9	13,811.1
Non-controlling interests		4,659.0	4,600.9
Total equity		18,748.9	18,412.0
		65,013.1	64,090.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2018 and 2017
(unaudited - US$ millions except per share amounts)

	Notes	2018	2017
Income
Gross premiums written	17	3,932.2	2,609.2
Net premiums written	17	3,240.1	2,275.0

Gross premiums earned		3,379.3	2,322.5
Premiums ceded to reinsurers		(637.6)	(337.6)
Net premiums earned	17	2,741.7	1,984.9
Interest and dividends		211.4	128.1
Share of profit of associates		30.3	27.1
Net gains (losses) on investments	5	934.2	(18.4)
Other revenue		1,008.8	615.9
		4,926.4	2,737.6
Expenses
Losses on claims, gross	8	2,054.5	1,397.7
Losses on claims ceded to reinsurers		(374.7)	(232.4)
Losses on claims, net	18	1,679.8	1,165.3
Operating expenses	18	612.8	427.4
Commissions, net	9	467.8	390.8
Interest expense		88.8	70.6
Other expenses	18	986.1	583.3
		3,835.3	2,637.4
Earnings before income taxes		1,091.1	100.2
Provision for income taxes	13	53.1	24.9
Net earnings		1,038.0	75.3

Attributable to:
Shareholders of Fairfax		684.3	82.6
Non-controlling interests		353.7	(7.3)
		1,038.0	75.3

Net earnings per share	12	$24.27	$3.11
Net earnings per diluted share	12	$23.60	$3.03
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	27,730	23,079

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2018 and 2017
(unaudited – US$ millions)

	2018	2017

Net earnings	1,038.0	75.3

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(77.9)	126.6
Gains (losses) on hedge of net investment in Canadian subsidiaries	49.7	(8.0)
Share of other comprehensive income of associates, excluding net gains (losses) on defined benefit plans	23.6	3.3
	(4.6)	121.9
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(4.5)	1.0

Other comprehensive income (loss), net of income taxes	(9.1)	122.9

Comprehensive income	1,028.9	198.2

Attributable to:
Shareholders of Fairfax	704.1	144.0
Non-controlling interests	324.8	54.2
	1,028.9	198.2

	2018	2017

Income tax (expense) recovery included in other comprehensive income

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	1.4	2.9
Share of other comprehensive income of associates, excluding net gains (losses) on defined benefit plans	(2.2)	0.7
	(0.8)	3.6
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	0.9	(0.5)

Total income tax recovery	0.1	3.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2018 and 2017
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2018	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the period	—	—	—	—	684.3	—	684.3	—	684.3	353.7	1,038.0
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(43.3)	(43.3)	—	(43.3)	(34.6)	(77.9)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	49.7	49.7	—	49.7	—	49.7
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	—	17.6	17.6	—	17.6	6.0	23.6
Share of net losses on defined benefit plans of associates	—	—	—	—	—	(4.2)	(4.2)	—	(4.2)	(0.3)	(4.5)
Issuance of shares	—	—	17.5	(17.4)	—	—	0.1	—	0.1	—	0.1
Purchases and amortization	(17.3)	—	(38.0)	15.0	—	—	(40.3)	—	(40.3)	0.4	(39.9)
Excess of book value over consideration of common shares purchased for cancellation	—	—	—	—	(17.6)	—	(17.6)	—	(17.6)	—	(17.6)
Common share dividends	—	—	—	—	(283.2)	—	(283.2)	—	(283.2)	(25.3)	(308.5)
Preferred share dividends	—	—	—	—	(11.2)	—	(11.2)	—	(11.2)	—	(11.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	(9.5)	(9.5)
Other net changes in capitalization (note 15)	—	—	—	2.8	(75.9)	—	(73.1)	—	(73.1)	(232.3)	(305.4)
Balance as of March 31, 2018	6,884.3	3.8	(428.7)	194.9	6,344.4	(244.3)	12,754.4	1,335.5	14,089.9	4,659.0	18,748.9

Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the period	—	—	—	—	82.6	—	82.6	—	82.6	(7.3)	75.3
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	65.5	65.5	—	65.5	61.1	126.6
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(8.0)	(8.0)	—	(8.0)	—	(8.0)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	2.9	2.9	—	2.9	0.4	3.3
Share of net gains on defined benefit plans of associates	—	—	—	—	—	1.0	1.0	—	1.0	—	1.0
Issuance of shares	—	—	9.9	(9.4)	—	—	0.5	—	0.5	—	0.5
Purchases and amortization	—	—	(23.9)	10.5	—	—	(13.4)	—	(13.4)	0.8	(12.6)
Common share dividends	—	—	—	—	(237.4)	—	(237.4)	—	(237.4)	(48.9)	(286.3)
Preferred share dividends	—	—	—	—	(10.8)	—	(10.8)	—	(10.8)	—	(10.8)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	196.1	196.1
Other net changes in capitalization	0.6	—	—	1.9	(43.5)	—	(41.0)	—	(41.0)	371.2	330.2
Balance as of March 31, 2017	4,751.4	3.8	(299.1)	109.8	4,247.1	(486.5)	8,326.5	1,335.5	9,662.0	2,573.4	12,235.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2018 and 2017
(unaudited - US$ millions)

	Notes	2018	2017
Operating activities
Net earnings		1,038.0	75.3
Depreciation, amortization and impairment charges	18	74.6	54.4
Net bond discount amortization		(31.9)	(9.7)
Amortization of share-based payment awards		15.0	10.5
Share of profit of associates		(30.3)	(27.1)
Deferred income taxes	13	47.0	(40.3)
Net (gains) losses on investments	5	(934.2)	18.4
Loss on repurchase of long term debt	10	20.9	2.6
Net (purchases) sales of investments classified at FVTPL	19	(2,786.7)	1,023.2
Changes in operating assets and liabilities		(737.9)	(273.1)
Cash provided by (used in) operating activities		(3,325.5)	834.2

Investing activities
Sales of investments in associates	6	3.0	11.0
Purchases of investments in associates	6	(54.8)	(539.3)
Net purchases of premises and equipment and intangible assets		(63.4)	(88.7)
Purchases of subsidiaries, net of cash acquired	15	(109.0)	(29.1)
Sale of subsidiary, net of cash divested		71.4	—
De-consolidation of subsidiary	15	(67.7)	—
Cash used in investing activities		(220.5)	(646.1)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		723.2	—
Repayments		(69.9)	(21.7)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		22.2	30.6
Repayments		(22.4)	(228.8)
Net borrowings from revolving credit facilities and short term loans		167.3	53.4
Decrease in restricted cash related to financing activities		5.1	18.4
Subordinate voting shares:	11
Purchases for treasury		(38.0)	(23.9)
Purchases for cancellation		(34.9)	—
Common share dividends		(283.2)	(237.4)
Preferred share dividends	11	(11.2)	(10.8)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		5.0	514.8
Purchases of non-controlling interests	15	(74.8)	(113.6)
Dividends paid to non-controlling interests		(25.3)	(48.9)
Cash provided by (used in) financing activities		363.1	(67.9)
Increase (decrease) in cash and cash equivalents		(3,182.9)	120.2
Cash and cash equivalents – beginning of period		7,935.0	4,219.1
Foreign currency translation		(4.3)	6.8
Cash and cash equivalents – end of period	19	4,747.8	4,346.1

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2018 and 2017
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 3, 2018.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2017, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.

Investments
Investments include cash and cash equivalents, short term investments, equity instruments, bonds, short sales, derivatives, investment property and investments in associates. Management determines the appropriate classifications of investments at their acquisition date.

Classification

Short term investments, bonds, preferred stocks, common stocks, short sales and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is only incidental to the company’s business model of maximizing total investment return on a fair value basis.

Recognition and measurement

The company recognizes purchases and sales of investments on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded within interest and dividends in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represents dividends received on holdings of common stocks and preferred stocks, and interest income on short term investments and bonds calculated using the effective interest method, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings, such that the sum of interest income and net gains (losses) on short term investments and bonds is equal to their total change in fair value for the reporting period.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments are debt instruments with maturity dates between three months and twelve months when purchased.

Bonds are debt instruments with maturity dates greater than twelve months when purchased.

Short sales represent obligations to deliver securities which were not owned at the time of sale. Short sales are typically made in anticipation of a decline in the market value of a security or for risk management purposes. Such transactions are classified as financial liabilities at FVTPL.

Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and short sales are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each balance sheet date. Changes in the fair value of derivatives and short sales are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for short sale and derivative obligations.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between hedged items and hedging instruments, as well as its risk management objective and strategy for undertaking the hedge.

Net investment hedge - The company has designated a portion of the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income, and recycled from accumulated other comprehensive income to the consolidated statement of earnings upon reduction of an investment in a hedged foreign subsidiary or associate.

Other revenue

Other revenue is primarily comprised of the revenue earned by the non-insurance companies included in the Other reporting segment. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer, with payment received at that time. Revenue from the sale of other goods is typically recognized when shipped to the customer. Revenue from providing travel, hospitality and other non-insurance services is recognized as the company satisfies performance obligations. For performance obligations satisfied over time, revenue is recognized over time based on measured progress towards complete satisfaction of that performance obligation. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables in other assets. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated among the performance obligations based on their individual selling prices.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies included in the Other reporting segment.

Other assets

Other assets primarily consist of inventories, sales receivables and investment properties of non-insurance companies included in the Other reporting segment, premises and equipment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities are trade payables of the non-insurance companies included in the Other reporting segment, and accrued amounts for salaries and employee benefits, rent and facilities costs, interest expense, legal fees, payables for securities purchased but not yet settled and other administrative costs, that are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.

New accounting pronouncements adopted in 2018
The company adopted the following new standards and amendments, effective January 1, 2018.
IFRS 9 Financial Instruments ("IFRS 9")
The complete version of IFRS 9 supersedes the 2010 version of IFRS 9 ("IFRS 9 (2010)") previously applied by the company. IFRS 9 includes requirements for the classification and measurement of financial assets and liabilities, an expected credit loss model for financial assets measured at amortized cost or fair value through other comprehensive income, and new hedge accounting guidance. The company has determined that its classifications of financial assets and financial liabilities, and its hedge of net investment in Canadian subsidiaries, remain unchanged under IFRS 9 from those of IFRS 9 (2010). Equity investments and derivative assets and liabilities continue to be mandatorily classified at FVTPL, debt investments continue to be classified at FVTPL due to the company's business model for their management, and financial liabilities and non-insurance receivables and payables continue to be classified as amortized cost. IFRS 9 was adopted in accordance with its retrospective transition provisions without restatement of comparative periods. The company has determined that adoption of IFRS 9 did not have a significant impact on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
IFRS 15 introduces a single model for recognizing revenue from contracts with customers that replaces the previous revenue recognition guidance in IAS 18 Revenue ("IAS 18") and various related standards and interpretations. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company’s non-insurance companies. IFRS 15 was adopted in accordance with its modified retrospective transition provisions, which do not require comparative periods to be restated. The company has determined that adoption of IFRS 15 did not have a significant impact on its consolidated financial statements, except with respect to certain of Thomas Cook India's travel related businesses which were previously reported on an agency basis under IAS 18, and are now reported on a principal basis under IFRS 15. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales, with no impact on net earnings.

Foreign Currency Transactions and Advance Consideration ("IFRIC 22")
IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. Prospective adoption of IFRIC 22 did not have a significant impact on the company's consolidated financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
These narrow-scope amendments clarify the classification and measurement requirements of IFRS 2 Share-based Payment. Prospective adoption of the amendments did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective
Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
On February 7, 2018 the IASB issued amendments to IAS 19 Employee Benefits to clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment or curtailment occurs. The amendments are effective for the company's plan amendments, curtailments or settlements occurring on or after January 1, 2019. The company does not expect to adopt the amendments early and does not expect the amendments to have a significant impact on its consolidated financial statements.

Conceptual Framework for Financial Reporting ("Conceptual Framework")
On March 29, 2018 the IASB published a revised Conceptual Framework that includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. The revised Conceptual Framework does not constitute an accounting pronouncement and will not result in any immediate change to IFRS, but the IASB and IFRS Interpretations Committee will use it in setting future standards. The revised Conceptual Framework is effective for the company beginning on January 1, 2020 and will apply when developing an accounting policy for an issue not addressed by IFRS. The company is currently evaluating the impact of the revised Conceptual Framework on its consolidated financial statements and does not expect to adopt it in advance of its effective date.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2017.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified at FVTPL, except for investments in associates and other invested assets, and are shown in the table below:

	March 31, 2018	December 31, 2017
Holding company:
Cash and cash equivalents (note 19)	1,028.2	995.4
Short term investments	384.6	115.4
Bonds	364.2	380.9
Preferred stocks	2.5	2.8
Common stocks(1)	779.1	784.9
Derivatives (note 7)	9.4	11.2
	2,568.0	2,290.6
Assets pledged for short sale and derivative obligations:
Short term investments	44.0	77.8

	2,612.0	2,368.4
Short sale and derivative obligations (note 7)	(13.5)	(11.5)
	2,598.5	2,356.9
Portfolio investments:
Cash and cash equivalents (note 19)	4,419.3	7,384.1
Short term investments	7,647.3	9,998.4
Bonds	13,859.6	9,164.1
Preferred stocks	287.3	296.8
Common stocks(1)	4,933.4	4,838.7
Investments in associates (note 6)	3,611.7	2,487.0
Derivatives (note 7)	256.0	192.6
Other invested assets	104.4	62.8
	35,119.0	34,424.5
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	—	16.8
Short term investments	72.3	145.7
Bonds	107.9	32.2
	180.2	194.7

Fairfax India cash, portfolio investments and associates	1,754.5	1,762.5
Fairfax Africa cash, portfolio investments and associates	674.2	631.5
	2,428.7	2,394.0

	37,727.9	37,013.2
Short sale and derivative obligations (note 7)	(91.7)	(114.7)
	37,636.2	36,898.5

Total investments	40,234.7	39,255.4

(1)	Common stocks included investments in limited partnerships and other funds with carrying values of $2,052.4 and $88.6 at March 31, 2018 (December 31, 2017 - $1,903.7 and $90.9).

Fairfax India and Fairfax Africa cash, portfolio investments and associates were comprised as follows:

	Fairfax India		Fairfax Africa
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Cash and cash equivalents (note 19)	35.7	44.0	278.5	329.7
Short term investments	23.2	34.3	89.6	57.2
Bonds	679.5	694.2	19.3	19.4
Common stocks	72.1	40.5	4.4	4.9
Investments in associates (note 6)	944.0	949.5	281.8	219.8
Derivatives and other invested assets	—	—	0.6	0.5
	1,754.5	1,762.5	674.2	631.5

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2018 bonds containing call and put features represented approximately $3,220.7 and $90.5 respectively (December 31, 2017 - $3,390.3 and $93.3) of the total fair value of bonds in the table below. The table below does not reflect the impact of $1,590.2 (December 31, 2017 - $1,693.8) notional amount of U.S. treasury bond forward contracts (described in note 7) that reduce the company's exposure to interest rate risk.

	March 31, 2018		December 31, 2017
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	3,354.3	3,471.1	3,383.9	3,537.6
Due after 1 year through 5 years	8,687.2	8,815.3	3,540.7	3,720.2
Due after 5 years through 10 years	1,044.2	1,075.4	1,017.6	1,054.3
Due after 10 years	1,613.5	1,668.7	1,872.1	1,978.7
	14,699.2	15,030.5	9,814.3	10,290.8

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2018				December 31, 2017
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	5,761.7	5,761.7	—	—	8,770.0	8,770.0	—	—

Short term investments:
Canadian government	264.2	264.2	—	—	7.1	7.1	—	—
Canadian provincials	124.1	124.1	—	—	281.9	281.9	—	—
U.S. treasury	6,784.0	6,784.0	—	—	9,225.5	9,225.5	—	—
Other government	639.4	473.7	165.7	—	403.0	307.0	96.0	—
Corporate and other	449.3	—	317.3	132.0	511.3	—	466.3	45.0
	8,261.0	7,646.0	483.0	132.0	10,428.8	9,821.5	562.3	45.0
Bonds:
Canadian government	85.5	—	85.5	—	84.4	—	84.4	—
Canadian provincials	91.0	—	91.0	—	93.8	—	93.8	—
U.S. treasury	6,845.7	—	6,845.7	—	1,779.3	—	1,779.3	—
U.S. states and municipalities	2,073.6	—	2,073.6	—	2,452.1	—	2,452.1	—
Other government	1,642.1	—	1,642.1	—	1,799.4	—	1,799.4	—
Corporate and other	4,292.6	—	2,391.8	1,900.8	4,081.8	—	2,185.7	1,896.1
	15,030.5	—	13,129.7	1,900.8	10,290.8	—	8,394.7	1,896.1
Preferred stocks:
Canadian	231.4	—	11.8	219.6	240.7	—	11.3	229.4
U.S.	5.0	—	—	5.0	5.0	—	—	5.0
Other	53.4	1.4	3.7	48.3	53.9	1.5	3.6	48.8
	289.8	1.4	15.5	272.9	299.6	1.5	14.9	283.2
Common stocks:
Canadian	941.5	811.6	107.9	22.0	958.7	825.9	110.3	22.5
U.S.	1,625.2	467.6	53.9	1,103.7	1,583.3	474.8	66.9	1,041.6
Other funds	88.6	—	88.6	—	90.9	—	90.9	—
Other	3,133.7	1,700.8	446.3	986.6	3,036.1	1,713.7	415.1	907.3
	5,789.0	2,980.0	696.7	2,112.3	5,669.0	3,014.4	683.2	1,971.4

Derivatives and other invested assets	370.4	—	142.6	227.8	267.1	—	89.5	177.6

Short sale and derivative obligations	(105.2)	—	(99.2)	(6.0)	(126.2)	—	(126.2)	—

Holding company cash and investments and portfolio investments measured at fair value	35,397.2	16,389.1	14,368.3	4,639.8	35,599.1	21,607.4	9,618.4	4,373.3

	100.0%	46.3%	40.6%	13.1%	100.0%	60.7%	27.0%	12.3%

Investments in associates (note 6)(1)	5,806.5	3,132.1	43.9	2,630.5	4,629.3	2,004.3	45.3	2,579.7

(1)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no significant changes to the valuation techniques and processes used at March 31, 2018 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2017.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. The fair values of the limited partnerships are classified as Level 3 based on the observability of the net asset values and the fact that the partnerships may not be liquidated or redeemed within three months. During the three months ended March 31, 2018 and 2017, there were no significant transfers of financial instruments between Level 1 and Level 2. During the three months ended March 31, 2018 a private equity investment was transferred from Level 3 to Level 2 as its fair value was determined using inputs from recent third party transactions that were market observable. During the three months ended March 31, 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and a change in the observability of a key valuation input.
A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the quarters ended March 31 follows:

	2018
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(1.4)	(8.5)	133.2	6.2	3.4	(31.8)	101.1
Purchases	168.7	0.4	88.1	2.6	—	77.6	337.4
Transfer out of category	—	—	—	—	(40.6)	—	(40.6)
Sales and distributions	(60.9)	—	(46.9)	(4.1)	—	—	(111.9)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(14.7)	(2.2)	0.5	(1.6)	0.1	(1.6)	(19.5)
Balance - March 31	2,032.8	272.9	1,773.6	173.6	165.1	221.8	4,639.8

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	75.2	0.4	42.6	6.2	4.8	(14.1)	115.1
Purchases	280.0	11.2	28.4	—	3.8	34.5	357.9
Transfer into category	292.4	—	—	—	—	—	292.4
Sales and distributions	(130.4)	—	(53.9)	—	(3.4)	—	(187.7)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	16.8	—	1.2	0.7	1.4	0.3	20.4
Balance - March 31	1,587.1	55.6	999.7	174.7	162.0	118.5	3,097.6

Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	First quarter
	2018				2017
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	(0.2)		(134.3)	(134.5)	326.1		(291.4)	34.7
Preferred stocks	(0.3)		(1.5)	(1.8)	—		2.4	2.4
Common stocks	20.4		113.4	133.8	76.2		79.4	155.6
	19.9		(22.4)	(2.5)	402.3		(209.6)	192.7
Derivatives:
Common stock and equity index short positions	(36.5)	(1)	86.6	50.1	(218.0)	(1)	34.9	(183.1)
Common stock and equity index long positions	(19.5)	(1)	(10.1)	(29.6)	16.2	(1)	(6.3)	9.9
Equity warrants and call options	1.8		(11.1)	(9.3)	—		6.5	6.5
CPI-linked derivatives	—		(20.2)	(20.2)	—		(15.3)	(15.3)
U.S. treasury bond forwards	49.5		(3.8)	45.7	(54.1)		19.8	(34.3)
Other	—		(6.2)	(6.2)	(8.0)		7.9	(0.1)
	(4.7)		35.2	30.5	(263.9)		47.5	(216.4)
Foreign currency net gains (losses) on:
Investing activities	(20.8)		36.1	15.3	22.3		(11.2)	11.1
Underwriting activities	(3.8)		—	(3.8)	(8.0)		—	(8.0)
Foreign exchange forward contracts	(5.6)		10.5	4.9	(22.2)		28.1	5.9
	(30.2)		46.6	16.4	(7.9)		16.9	9.0

Gain on de-consolidation of subsidiary	889.9	(2)	—	889.9	—		—	—

Other	(0.1)		—	(0.1)	(0.5)		(3.2)	(3.7)

Net gains (losses) on investments	874.8		59.4	934.2	130.0		(148.4)	(18.4)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

6.	Investments in Associates
Investments in the equity of associates were comprised as follows:

	March 31, 2018		December 31, 2017
	Fair Value	Carrying value	Fair Value	Carrying value
Associates and joint arrangements:
Insurance and reinsurance(1)	821.2	761.0	783.1	711.0
Non-insurance(2)(3)	3,080.5	2,850.7	2,041.2	1,776.0
	3,901.7	3,611.7	2,824.3	2,487.0
Fairfax India associates(4)	1,531.9	944.0	1,517.3	949.5
Fairfax Africa associates(5)	372.9	281.8	287.7	219.8
	5,806.5	4,837.5	4,629.3	3,656.3

Insurance and reinsurance associates and joint arrangements

(1)
On January 9, 2018 the company increased its equity interest in Thai Re Public Company Limited ("Thai Re") to 47.1% through the acquisition of an additional 12.2% equity interest for cash consideration of $28.2 (910.5 million Thai baht).

Non-insurance associates and joint arrangements

(2)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(3)	During the first quarter of 2018 the company received distributions and dividends of $10.5 (2017 - $28.1) from its non-insurance associates and joint arrangements.

Fairfax India associates

(4)
On March 29, 2018 Fairfax India entered into an agreement to acquire an additional 6.0% equity interest in Bangalore Airport for approximately $67 (approximately 4.4 billion Indian rupees). See note 15.

Fairfax Africa associates

(5)
On January 31, 2018 AFGRI Holdings Proprietary Limited ("AFGRI") completed its previously announced rights issue. Fairfax Africa participated in the rights issue and acquired ordinary shares for cash consideration of $26.1 (311.2 million South African rand) to maintain its equity interest in AFGRI at 60.0%.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2018				December 31, 2017
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	—	—	—	—	52.6	0.4	—
Equity total return swaps – short positions	—	411.9	86.4	1.5	—	892.5	11.8	12.1
Equity total return swaps – long positions	—	748.2	16.0	23.9	—	697.8	17.8	15.6
Equity and equity index call options	0.4	6.7	2.7	—	0.4	8.2	3.9	—
Warrants	99.2	840.8	97.2	—	64.8	607.1	73.7	—
CPI-linked derivatives	676.4	118,713.1	26.7	—	678.4	117,254.6	39.6	—
U.S. treasury bond forwards	—	1,590.2	—	32.3	—	1,693.8	—	28.8
Other government bond forwards	—	251.4	—	3.4	—	—	—	—
Foreign exchange forward contracts	—	—	37.0	38.1	—	—	57.1	69.7
Other derivatives	—	—	—	6.0	—	—	—	—
Total			266.0	105.2			204.3	126.2
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company maintains short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the first quarter of 2018 the company paid net cash of $36.5 (2017 - $218.0) in connection with the reset provisions and terminations of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During the first quarter of 2018 the company closed out $481.3 notional amount of its short equity and equity index total return swaps and recorded a net loss on investments of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years).
At March 31, 2018 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $781.3 (December 31, 2017 - $706.3). During the first quarter of 2018 the company paid net cash of $19.5 (2017 - received net cash of $16.2) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the first quarter of 2018 the company closed out $20.0 notional amount of its long equity total return swaps and recorded a net gain on investments of $0.3 (realized loss of $5.0 of which $5.3 was recognized as unrealized losses in prior years).
At March 31, 2018 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $224.2 (December 31, 2017 - $272.5), comprised of collateral of $205.4 (December 31, 2017 - $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $18.8 (December 31, 2017 - $36.0) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2018 the company held CPI-linked derivative contracts with a fair value of $26.7 (December 31, 2017 - $39.6), notional amount of $118.7 billion (December 31, 2017 - $117.3 billion) and weighted average term until expiry of 4.4 years (December 31, 2017 - 4.6 years).

The company’s CPI-linked derivative contracts produced net unrealized losses of $20.2 in the first quarter of 2018 (2017 - $15.3). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,590.2 at March 31, 2018 (December 31, 2017 - $1,693.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at March 31, 2018 consisted of cash of $3.0 and government securities of $102.9 (December 31, 2017 - $3.6 and $35.9). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2018. The company's exposure to counterparty risk and the manner in which it is managed are discussed further in note 16.

Hedge of net investment in European operations
On March 29, 2018 the company completed an offering of €600.0 senior notes and designated the principal amount as a hedge of the company's net investments in European operations with a euro functional currency (see note 10).

8.	Insurance Contract Liabilities

	March 31, 2018			December 31, 2017
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	6,496.1	1,242.8	5,253.3	5,951.7	1,169.0	4,782.7
Provision for losses and loss adjustment expenses	28,252.5	6,027.6	22,224.9	28,610.8	6,189.7	22,421.1
Insurance contract liabilities	34,748.6	7,270.4	27,478.2	34,562.5	7,358.7	27,203.8

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2018	2017
Provision for losses and loss adjustment expenses – January 1	28,610.8	19,481.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(41.2)	(31.3)
Losses and expenses for claims occurring in the current year	2,095.7	1,428.9
Paid on claims occurring during:
the current year	(182.9)	(160.6)
the prior years	(2,277.9)	(1,515.8)
Acquisition of subsidiary	7.5	—
Foreign exchange effect and other	40.5	88.8
Provision for losses and loss adjustment expenses – March 31	28,252.5	19,291.8

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2018			December 31, 2017
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,054.1	(26.5)	6,027.6	6,216.2	(26.5)	6,189.7
Reinsurers’ share of paid losses	753.9	(139.4)	614.5	593.7	(139.9)	453.8
Provision for unearned premiums	1,242.8	—	1,242.8	1,169.0	—	1,169.0
	8,050.8	(165.9)	7,884.9	7,978.9	(166.4)	7,812.5
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2018 is commission income earned on premiums ceded to reinsurers of $113.3 (2017 - $56.4).

10.	Borrowings

	March 31, 2018			December 31, 2017
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	4,142.8	4,112.0	4,338.2	3,492.0	3,475.1	3,723.5
Insurance and reinsurance companies	1,296.7	1,329.7	1,328.4	1,336.8	1,373.0	1,386.9
Non-insurance companies(3)	1,578.3	1,576.5	1,576.5	1,568.1	1,566.0	1,566.1
Total borrowings	7,017.8	7,018.2	7,243.1	6,396.9	6,414.1	6,676.5

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

During the first quarter of 2018 the company repurchased $17.5 principal amount of its 4.875% senior notes due August 13, 2024, $3.1 (Cdn$4.0) principal amount of its 5.84% senior notes due October 14, 2022 and $3.2 principal amount of Allied World's 5.50% senior notes due November 15, 2020.

On March 29, 2018 the company announced that on April 30, 2018 it will redeem all of its outstanding $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020. As the offer to redeem the notes was irrevocable, the company accrued an estimated redemption loss of $19.6 (Cdn$25.1) in its consolidated statement of earnings for the three months ended March 31, 2018.

On March 29, 2018 the company completed an offering of €600.0 principal amount of 2.75% unsecured senior notes due March 29, 2028 at an issue price of 98.791 for net proceeds after discount, commissions and expenses of $723.2 (€588.0). Commissions and expenses of $5.8 (€4.7) were included as part of the carrying value of the notes. In anticipation of this offering, the company had initiated a hedge of the benchmark interest rate related to the notes which increased the effective interest rate from 2.89% to 3.12% per annum.

On January 5, 2018 Brit repaid the $45.0 previously drawn on its revolving credit facility.

Subsequent to March 31, 2018

On April 30, 2018 the company redeemed all of its outstanding 7.25% senior notes due June 22, 2020 at a redemption price of 109.101% of the principal amount of $207.3 (Cdn$267.3) plus accrued and unpaid interest.

On April 17, 2018 the company completed an offering of $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028 at an issue price of 99.765 for net proceeds after discount, commissions and expenses of $594.2. Commissions and expenses of $4.4 were included as part of the carrying value of the notes. In anticipation of this offering, the company had initiated a hedge of the treasury benchmark interest rate related to the notes which decreased the effective interest rate from 4.88% to 4.58% per annum.

On April 15, 2018 the company repaid $144.2 principal amount of its 7.375% senior notes on maturity.

On April 5, 2018 the company announced that on May 7, 2018 Allied World will redeem all of its outstanding $296.8 principal amount of 5.50% senior notes due November 15, 2020. On May 2, 2018 the redemption price was determined to be 105.880% of the principal amount plus accrued and unpaid interest.

Credit Facility - Holding Company

There were no amounts drawn on the company's credit facility as at March 31, 2018.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2018	2017
Subordinate voting shares – January 1	27,002,303	22,344,796
Purchases for cancellation	(70,000)	—
Treasury shares acquired	(73,459)	(50,411)
Treasury shares reissued	48,256	20,916
Subordinate voting shares – March 31	26,907,100	22,315,301
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	27,655,870	23,064,071

During the first quarter of 2018 the company repurchased for cancellation 70,000 (2017 - nil) subordinate voting shares under the terms of its normal course issuer bid at a cost of $34.9 (2017 - nil), of which $17.6 (2017 - nil) was charged to retained earnings. Subsequent to March 31, 2018 and up to May 2, 2018 the company repurchased for cancellation 46,900 subordinate voting shares at a cost of $25.1.

During the first quarter of 2018 the company repurchased for treasury 73,459 (2017 - 50,411) subordinate voting shares at a cost of $38.0 (2017 - $23.9) for use in its share-based payment awards. Subsequent to March 31, 2018 and up to May 2, 2018 the company repurchased for treasury 150,000 subordinate voting shares at a cost of $78.7 for use in its share-based payment awards.
Preferred stock
During the first quarters of 2018 and 2017 the company paid dividends of $11.2 and $10.8 on its preferred shares.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2018		December 31, 2017		First quarter ended March 31,
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2018	2017
Allied World	Switzerland	32.6%	1,238.9	32.6%	1,229.4	6.7	—
Fairfax India(1)	Canada	6.3%	1,136.9	6.4%	1,110.7	26.2	(44.4)
Cara(2)	Canada	43.2%	542.3	43.3%	578.0	9.7	24.4
Grivalia Properties	Greece	47.3%	514.0	47.3%	517.6	5.9	—
Brit	U.K.	27.5%	439.7	27.5%	435.3	3.7	10.1
Thomas Cook India(3)	India	33.0%	473.2	32.4%	391.2	298.9	1.2
Fairfax Africa	Canada	1.2%	208.9	1.2%	191.6	3.0	(0.7)
All other	—	—	105.1	—	147.1	(0.4)	2.1
			4,659.0		4,600.9	353.7	(7.3)

(1)
On March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

(2)
The decrease in carrying value of Cara's non-controlling interests at March 31, 2018 compared to December 31, 2017 primarily reflected the impact of Cara's purchase of the non-controlling interests in The Keg, partially offset by the impact of the issuance of common shares by Cara to partially finance that purchase. See note 15.

(3)
The increase in carrying value of Thomas Cook India's non-controlling interests at March 31, 2018 compared to December 31, 2017 primarily reflected the non-controlling interests' 33.0% share of the non-cash re-measurement gain ($889.9) related to the change in accounting for Quess (note 15), partially offset by the impact of the de-consolidation of the non-controlling interests in Quess ($212.5).

Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at March 31, 2018 except for Fairfax India, Cara, and Fairfax Africa whose non-controlling interest economic ownership percentages were 66.4%, 56.8%, and 35.8% respectively.

Subsequent to March 31, 2018

On April 30, 2018 a dividend of $45.8 was paid to Brit's minority shareholder (OMERS) and a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2018	2017
Net earnings attributable to shareholders of Fairfax	684.3	82.6
Preferred share dividends	(11.2)	(10.8)
Net earnings attributable to common shareholders – basic and diluted	673.1	71.8

Weighted average common shares outstanding – basic	27,729,655	23,078,819
Share-based payment awards	793,534	625,912
Weighted average common shares outstanding – diluted	28,523,189	23,704,731

Net earnings per common share – basic	$24.27	$3.11
Net earnings per common share – diluted	$23.60	$3.03

13.	Income Taxes
The company’s provision for income taxes for the quarters ended March 31 is summarized in the following table:

	First quarter
	2018	2017
Current income tax
Current year expense	11.2	66.2
Adjustments to prior years’ income taxes	(5.1)	(1.0)
	6.1	65.2
Deferred income tax
Origination and reversal of temporary differences	48.1	(40.6)
Adjustments to prior years' deferred income taxes	3.1	(0.5)
Other	(4.2)	0.8
	47.0	(40.3)

Provision for income taxes	53.1	24.9

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the quarters ended March 31 are summarized in the following table:

	First quarter
	2018					2017
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	(3.2)	176.0	13.0	905.3	1,091.1	(72.6)	86.8	55.8	30.2	100.2
Provision (recovery) for income taxes	15.6	34.6	(4.3)	7.2	53.1	4.9	9.4	5.3	5.3	24.9
Net earnings (loss)	(18.8)	141.4	17.3	898.1	1,038.0	(77.5)	77.4	50.5	24.9	75.3

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

(3)	Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

(4)
Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (acquired on July 6, 2017; notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K., the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations).

The increase in pre-tax profitability in Canada in the first quarter of 2018 compared to the first quarter of 2017 principally reflected stronger results at Fairfax India and Fairfax Africa. The increase in pre-tax profitability in the U.S. in the first quarter of 2018 compared to the first quarter of 2017 primarily reflected stronger investment results. The decrease in pre-tax profitability in the U.K. in the first quarter of 2018 compared to the first quarter of 2017 reflected weaker investment results. The increase in pre-tax profitability in the Other jurisdictions in the first quarter of 2018 compared to the first quarter of 2017 primarily reflected the non-cash gain on de-consolidation of Quess (note 15).
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the quarters ended March 31 are summarized in the following table:

	First quarter
	2018	2017

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	289.1	26.6
Non-taxable investment income	(248.8)	(21.4)
Tax rate differential on income and losses outside Canada	(13.0)	15.6
Recovery relating to prior years	(2.0)	(2.9)
Change in unrecorded tax benefit of losses and temporary differences	12.8	0.1
Foreign exchange effect	2.9	2.9
Change in tax rate for deferred income taxes	0.3	0.6
Other including permanent differences	11.8	3.4
Provision for income taxes	53.1	24.9
Non-taxable investment income in the first quarter of 2018 of $248.8 (2017 - $21.4) is principally comprised of the non-cash gain on the de-consolidation of Quess (income tax rate benefit of $235.8 in India) and also includes dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses outside Canada of $13.0 in the first quarter of 2018 principally related to income in the U.S., which is taxed at the reduced U.S. corporate rate of 21%. The tax rate differential on income and losses outside Canada of $15.6 in the first quarter of 2017 principally reflected income in the U.S. taxed at 35%, and losses at Fairfax India and Fairfax Africa taxed at rates lower than the Canadian statutory rate, partially offset by income in the U.K. taxed at rates lower than the Canadian statutory rate.
The change in unrecorded tax benefit of losses and temporary differences of $12.8 in the first quarter of 2018 principally related to increases in unrecorded deferred tax assets of $11.4 in Canada. The change in unrecorded tax benefit of losses and temporary differences in the first quarter of 2017 was primarily due to increases in unrecorded deferred tax assets in Canada of $17.1, partially offset by the recognition of a previously unrecorded deferred tax asset at Cara of $18.5.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. On October 20, 2017, that petition was denied by the court. The case is now moving towards a timely trial. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit.
Other
The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.
Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to March 31, 2018
Acquisition of Toys "R" Us (Canada) Ltd.
On April 19, 2018 the company entered into an agreement to acquire a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys “R” Us - Delaware, Inc. for approximately $237 (Cdn$300). Closing of the acquisition is expected to occur in the second quarter of 2018. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.

Additional investment in Bangalore International Airport Limited
On March 29, 2018 Fairfax India entered into an agreement to acquire an additional 6.0% of the outstanding shares of Bangalore International Airport Limited (“Bangalore Airport”) from Siemens Project Ventures GmbH for approximately $67 (approximately 4.4 billion Indian rupees). The transaction is subject to customary closing conditions, is expected to close in the second quarter of 2018 and will increase the company's equity interest in Bangalore Airport to 54.0%. Subsequent to closing the company expects that it will continue to apply the equity method of accounting to its equity interest in Bangalore Airport due primarily to extensive government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Investment in The Catholic Syrian Bank Ltd.
On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. (“CS Bank”) for approximately $186 (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2018. CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Three months ended March 31, 2018

Receipt of Fairfax India Performance Fee

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

De-consolidation of Quess Corp Limited

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. The de-consolidation of Quess reduced non-controlling interests by $212.5 which was included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of certain businesses of Carillion Canada Inc.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof (collectively “Carillion”) relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. Carillion is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Sale of Keg Restaurants Ltd. to Cara Operations Limited
On February 22, 2018 the company sold its 51.0% ownership interest in Keg Restaurants Ltd. ("The Keg") to Cara Operations Limited ("Cara") for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Cara for $82.7 (Cdn$105.0)), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Cara subordinate voting shares. Cara may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company’s equity interest in Cara to 43.2% from 40.2% at December 31, 2017. The company recorded the sale of its ownership interest in The Keg to Cara as a business combination between entities under common control using predecessor values whereby the company's carrying values for the assets and liabilities of The Keg at the date of the transaction were added to those of Cara's, with no change to the company's consolidated financial statements. Cara's acquisition of the remaining 49.0% ownership interest in The Keg was recorded as an equity transaction, with the excess of consideration paid over the carrying value of non-controlling interests in The Keg included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of AIG Uruguay

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay for cash consideration of $5.9.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2018 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2017, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2018 compared to December 31, 2017.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first quarter of 2018 the company's holdings in debt instruments rated AAA/Aaa increased primarily due to the reinvestment of cash and short term investments into short dated U.S. treasury bonds (net purchases of $5,093.6). The decrease in debt instruments rated AA/Aa was primarily due to net sales of U.S. state and municipal bonds (net proceeds of $333.2). The increase in unrated debt instruments was primarily due to investments in EXCO Resources, Inc. being reclassified from lower than B/B to unrated and increased investment in unrated private placement corporate bonds. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at March 31, 2018 compared to December 31, 2017.

	March 31, 2018			December 31, 2017
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	7,487.9	7,425.8	49.5	2,476.3	2,432.0	23.7
AA/Aa	1,793.8	2,012.5	13.4	2,149.5	2,408.8	23.4
A/A	838.7	823.2	5.5	823.1	819.8	8.0
BBB/Baa	1,617.0	1,726.4	11.5	1,617.1	1,764.8	17.1
BB/Ba	149.7	156.0	1.0	151.1	154.0	1.5
B/B	420.6	396.8	2.6	448.7	447.6	4.3
Lower than B/B	48.1	48.6	0.3	554.1	432.7	4.2
Unrated	2,343.4	2,441.2	16.2	1,594.4	1,831.1	17.8
Total	14,699.2	15,030.5	100.0	9,814.3	10,290.8	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	March 31, 2018	December 31, 2017
Total derivative assets(1)	166.1	126.7
Impact of net settlement arrangements	(43.1)	(38.6)
Fair value of collateral deposited for the benefit of the company(2)	(92.3)	(39.1)
Excess collateral pledged by the company in favour of counterparties	2.2	9.0
Initial margin not held in segregated third party custodian accounts	10.3	8.2
Net derivative counterparty exposure after net settlement and collateral arrangements	43.2	66.2

(1)	Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)	Excludes $13.6 (December 31, 2017 - $0.4) of excess collateral pledged by counterparties.
Collateral deposited for the benefit of the company at March 31, 2018 consisted of cash of $3.0 and government securities of $102.9 (December 31, 2017 - $3.6 and $35.9). The company had not exercised its right to sell or repledge collateral at March 31, 2018.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at March 31, 2018 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2018 compared to December 31, 2017.
The holding company's remaining known significant commitments for 2018 consist of payments relating to the redemption of certain senior notes of Fairfax and Allied World, the purchase price for the acquisition of Toys "R" Us Canada, interest expense, corporate overhead, preferred share dividends, income taxes, and other investment related activities.

During the first quarter of 2018 the holding company paid net cash of $15.9 (2017 - $68.2) and the insurance and reinsurance subsidiaries paid net cash of $40.1 (2017 - $133.6) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of interest rate risk, foreign currency risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first quarter of 2018 reflecting the reinvestment of cash and short term investments into short dated U.S. treasury bonds (net purchases of $5,093.6), partially offset by net sales of U.S. state and municipal bonds (net proceeds of $333.2). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2018 compared to December 31, 2017.

	March 31, 2018			December 31, 2017
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	14,513.0	(424.6)	(3.4)	9,897.4	(306.2)	(3.8)
100 basis point increase	14,769.6	(213.7)	(1.7)	10,090.1	(155.6)	(2.0)
No change	15,030.5	—	—	10,290.8	—	—
100 basis point decrease	15,298.6	221.0	1.8	10,498.6	161.3	2.0
200 basis point decrease	15,564.1	438.7	3.6	10,720.5	332.0	4.2

(1)	Includes the impact of U.S. treasury bond forward contracts.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at March 31, 2018 compared to December 31, 2017 as described below.
The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at March 31, 2018 and December 31, 2017 and results of operations for the quarters ended March 31, 2018 and 2017:

	March 31, 2018		December 31, 2017		Quarter ended March 31, 2018	Quarter ended March 31, 2017
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,700.4	5,700.4	5,578.1	5,578.1	133.0	154.0
Preferred stocks – convertible	67.7	67.7	68.1	68.1	0.5	0.9
Bonds – convertible	824.1	824.1	833.8	833.8	(9.4)	50.8
Investments in associates(2)(3)	4,985.3	4,076.5	3,846.2	2,945.3	889.9	—
Derivatives and other invested assets:
Equity total return swaps – long positions	748.2	(7.9)	697.8	2.2	(29.6)	9.9
Equity warrants and call options(4)	99.9	99.9	77.6	77.6	(9.3)	6.5
Total equity and equity related holdings	12,425.6	10,760.7	11,101.6	9,505.1	975.1	222.1

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(411.9)	84.9	(892.5)	(0.3)	54.4	(177.7)
Equity index total return swaps – short positions	—	—	(52.6)	0.4	(4.3)	(5.4)
	(411.9)	84.9	(945.1)	0.1	50.1	(183.1)

Net equity exposures and financial effects	12,013.7		10,156.5		1,025.2	39.0

(1)
The company excludes other funds with a carrying value of $88.6 at March 31, 2018 (December 31, 2017 - $90.9) that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings (see note 6 for details).

(3)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(4)	The company does not consider the notional amounts of the S&P 500 call options in its assessment of its net equity exposures if they are out-of-the-money.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. On March 29, 2018 the company completed an offering of €600.0 senior notes and designated the principal amount as a hedge of the company's net investments in European operations with a euro functional currency (see note 10). There were no significant changes to the company's framework used to monitor, evaluate and manage foreign currency risk at March 31, 2018 compared to December 31, 2017.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2018, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,767.1 compared to $24,826.1 at December 31, 2017.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2018	December 31, 2017	March 31, 2018		December 31, 2017

Holding company cash and investments (net of short sale and derivative obligations)	2,598.5	2,356.9	2,598.5		2,356.9

Borrowings – holding company	4,112.0	3,475.1	4,112.0		3,475.1
Borrowings – insurance and reinsurance companies	1,329.7	1,373.0	1,329.7		1,373.0
Borrowings – non-insurance companies	1,576.5	1,566.0	—		—
Total debt	7,018.2	6,414.1	5,441.7		4,848.1

Net debt(1)	4,419.7	4,057.2	2,843.2		2,491.2

Common shareholders’ equity	12,754.4	12,475.6	12,754.4		12,475.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,659.0	4,600.9	1,740.3		1,725.9
Total equity	18,748.9	18,412.0	15,830.2		15,537.0

Net debt/total equity	23.6%	22.0%	18.0%		16.0%
Net debt/net total capital(2)	19.1%	18.1%	15.2%		13.8%
Total debt/total capital(3)	27.2%	25.8%	25.6%		23.8%
Interest coverage(4)	13.3x	7.1x	16.6x	(6)	8.0x	(6)
Interest and preferred share dividend distribution coverage(5)	11.3x	6.0x	13.4x	(6)	6.5x	(6)

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense, of consolidated non-insurance companies. The ratios for the first quarter of 2018 include the non-cash gain of $889.9 from the de-consolidation of Quess (note 15).

Holding company cash and investments at March 31, 2018 includes $567.2 of cash proceeds that remain from offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 principal amount) and March 29, 2018 (€600.0 principal amount) that are allocated for the redemptions of senior notes due 2018 and 2020.

Borrowings - holding company increased to $4,112.0 at March 31, 2018 from $3,475.1 at December 31, 2017 primarily reflecting the issuance of €600.0 principal amount of 2.75% unsecured senior notes due March 29, 2028, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt. Borrowings - insurance and reinsurance companies decreased to $1,329.7 at March 31, 2018 from $1,373.0 at December 31, 2017 primarily reflecting Brit's repayment of $45.0 on its revolving credit facility. Borrowings - non-insurance companies increased to $1,576.5 at March 31, 2018 from $1,566.0 at December 31, 2017 primarily reflecting increased borrowings at Cara (related to the acquisition of The Keg) and NCML, partially offset by the de-consolidation of Quess' borrowings.
Common shareholders’ equity increased from $12,475.6 at December 31, 2017 to $12,754.4 at March 31, 2018 primarily reflecting net earnings attributable to shareholders of Fairfax ($684.3) and other comprehensive income ($19.8, comprised of $6.4 related to net unrealized foreign currency translation gains on foreign operations and $13.4 related to the share of other comprehensive income of associates), partially offset by the payment of dividends on the company's common and preferred shares ($294.4), the purchase of the non-controlling interests in The Keg, the issuance of Fairfax India subordinate voting shares ($24.6), and the repurchase of subordinate voting shares for use in share-based payment awards ($38.0) and for cancellation ($34.9).
Non-controlling interests increased to $4,659.0 at March 31, 2018 from $4,600.9 at December 31, 2017 primarily reflecting non-controlling interests' share of net earnings of $353.7 (including the non-controlling interests' 33.0% share of the non-cash re-measurement gain of $889.9 related to the change in accounting for Quess ($293.1)), partially offset by the de-consolidation of the non-controlling interests in Quess ($212.5), a decrease in non-controlling interests resulting from Cara's purchase of the non-controlling interests in The Keg, net unrealized foreign currency translation losses of $34.6 and common stock dividends paid to non-controlling interests of $25.3.
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 18.1% at December 31, 2017 to 19.1% at March 31, 2018 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased holding company borrowings. The increase in net total capital was primarily due to increases in common shareholders' equity (as described in the preceding paragraph), non-controlling interests and net debt. The consolidated total debt/total capital ratio increased from 25.8% at December 31, 2017 to 27.2% at March 31, 2018 primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in common shareholders' equity, non-controlling interests and total debt).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the first quarter of 2018 the company de-consolidated Quess and commenced consolidating Carillion in the Other reporting segment (note 15). There were no other significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2018 compared to December 31, 2017.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2018

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	262.6	750.4	557.0	311.7	550.3	928.6	111.2	460.5	3,932.3	(0.1)	—	—	—	3,932.2
Intercompany	0.2	14.7	15.0	—	2.4	3.5	(0.2)	10.4	46.0	—	—	—	(46.0)	—
	262.8	765.1	572.0	311.7	552.7	932.1	111.0	470.9	3,978.3	(0.1)	—	—	(46.0)	3,932.2
Net premiums written	239.1	689.7	484.8	308.4	408.6	735.0	53.6	321.0	3,240.2	(0.1)	—	—	—	3,240.1
Net premiums earned
External	269.2	613.3	459.6	196.7	349.8	524.5	51.3	275.2	2,739.6	2.1	—	—	—	2,741.7
Intercompany	(1.1)	4.7	7.9	(0.6)	(1.8)	(6.1)	(1.5)	(1.5)	—	—	—	—	—	—
	268.1	618.0	467.5	196.1	348.0	518.4	49.8	273.7	2,739.6	2.1	—	—	—	2,741.7
Underwriting expenses(2)	(265.8)	(563.5)	(466.2)	(168.8)	(344.1)	(491.7)	(52.1)	(278.3)	(2,630.5)	(43.6)	—	—	—	(2,674.1)
Underwriting profit (loss)	2.3	54.5	1.3	27.3	3.9	26.7	(2.3)	(4.6)	109.1	(41.5)	—	—	—	67.6
Interest income	18.7	44.3	20.7	8.7	14.1	30.0	4.6	18.2	159.3	11.9	10.2	19.7	—	201.1
Dividends	4.0	3.5	1.9	1.2	0.9	2.2	0.6	1.3	15.6	2.6	2.1	0.5	—	20.8
Investment expenses	(3.1)	(7.6)	(3.3)	(1.9)	(2.9)	(9.4)	(0.7)	(2.4)	(31.3)	(3.0)	(18.9)	(2.3)	45.0	(10.5)
Interest and dividends	19.6	40.2	19.3	8.0	12.1	22.8	4.5	17.1	143.6	11.5	(6.6)	17.9	45.0	211.4
Share of profit (loss) of associates	(2.3)	(6.5)	(2.6)	(1.2)	(1.6)	(1.5)	1.0	(0.4)	(15.1)	(2.5)	40.0	7.9	—	30.3
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,008.8	—	—	1,008.8
Expenses	—	—	—	—	—	—	—	—	—	—	(965.2)	—	—	(965.2)
	—	—	—	—	—	—	—	—	—	—	43.6	—	—	43.6
Operating income (loss)	19.6	88.2	18.0	34.1	14.4	48.0	3.2	12.1	237.6	(32.5)	77.0	25.8	45.0	352.9
Net gains (losses) on investments	(8.8)	45.8	32.7	(11.0)	(16.8)	(10.0)	(7.7)	(2.9)	21.3	17.8	914.3	(19.2)	—	934.2
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	—	(20.9)	—	(20.9)
Interest expense	—	(0.9)	(0.5)	(0.8)	(3.6)	(8.1)	—	(1.3)	(15.2)	—	(23.7)	(49.9)	—	(88.8)
Corporate overhead and other	(1.8)	(7.0)	(5.9)	(2.1)	(2.3)	(14.9)	(2.7)	(2.6)	(39.3)	—	—	(2.0)	(45.0)	(86.3)
Pre-tax income (loss)	9.0	126.1	44.3	20.2	(8.3)	15.0	(7.2)	5.3	204.4	(14.7)	967.6	(66.2)	—	1,091.1
Income taxes														(53.1)
Net earnings														1,038.0

Attributable to:
Shareholders of Fairfax														684.3
Non-controlling interests														353.7
														1,038.0

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Underwriting expenses for the quarter ended March 31, 2018 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	186.0	396.8	295.3	117.2	193.4	363.6	38.1	161.0	1,751.4
Commissions	47.0	138.1	77.9	20.7	98.5	32.6	6.0	45.1	465.9
Premium acquisition costs and other underwriting expenses	45.9	69.1	93.0	53.4	52.2	99.4	13.5	72.3	498.8
Underwriting expenses - accident year	278.9	604.0	466.2	191.3	344.1	495.6	57.6	278.4	2,716.1
Net favourable claims reserve development	(13.1)	(40.5)	—	(22.5)	—	(3.9)	(5.5)	(0.1)	(85.6)
Underwriting expenses - calendar year	265.8	563.5	466.2	168.8	344.1	491.7	52.1	278.3	2,630.5

Quarter ended March 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	233.8	582.3	504.7	335.3	508.3	182.4	260.1	2,606.9	2.3	—	—	—	2,609.2
Intercompany	1.0	9.2	14.7	—	1.0	(2.8)	18.8	41.9	—	—	—	(41.9)	—
	234.8	591.5	519.4	335.3	509.3	179.6	278.9	2,648.8	2.3	—	—	(41.9)	2,609.2
Net premiums written	213.9	555.2	451.1	331.8	394.4	100.1	226.2	2,272.7	2.3	—	—	—	2,275.0
Net premiums earned
External	236.5	498.9	436.2	188.8	338.6	88.9	193.2	1,981.1	3.8	—	—	—	1,984.9
Intercompany	(0.7)	—	9.1	(0.6)	2.8	(12.6)	2.0	—	—	—	—	—	—
	235.8	498.9	445.3	188.2	341.4	76.3	195.2	1,981.1	3.8	—	—	—	1,984.9
Underwriting expenses(1)	(233.2)	(450.8)	(443.0)	(150.9)	(330.3)	(71.4)	(194.3)	(1,873.9)	(54.2)	—	—	—	(1,928.1)
Underwriting profit (loss)	2.6	48.1	2.3	37.3	11.1	4.9	0.9	107.2	(50.4)	—	—	—	56.8
Interest income	12.8	37.0	13.7	6.9	9.9	7.0	9.7	97.0	12.6	5.1	(1.1)	—	113.6
Dividends	2.4	3.3	1.1	0.7	1.1	0.3	3.8	12.7	1.2	1.9	6.0	—	21.8
Investment expenses	(2.5)	(0.9)	(3.7)	(1.7)	(3.1)	(1.1)	(2.9)	(15.9)	(3.1)	(49.8)	(0.7)	62.2	(7.3)
Interest and dividends	12.7	39.4	11.1	5.9	7.9	6.2	10.6	93.8	10.7	(42.8)	4.2	62.2	128.1
Share of profit (loss) of associates	1.5	3.4	(2.9)	(0.9)	4.6	0.4	1.6	7.7	(0.1)	6.6	12.9	—	27.1
Other
Revenue	—	—	—	—	—	—	—	—	—	615.9	—	—	615.9
Expenses	—	—	—	—	—	—	—	—	—	(580.7)	—	—	(580.7)
	—	—	—	—	—	—	—	—	—	35.2	—	—	35.2
Operating income (loss)	16.8	90.9	10.5	42.3	23.6	11.5	13.1	208.7	(39.8)	(1.0)	17.1	62.2	247.2
Net gains (losses) on investments	16.9	40.5	(43.1)	2.6	20.4	3.5	2.9	43.7	15.8	(19.6)	(58.3)	—	(18.4)
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	—	—	(2.6)	—	(2.6)
Interest expense	—	(0.8)	(0.4)	(0.8)	(2.9)	—	(1.1)	(6.0)	—	(11.5)	(53.1)	—	(70.6)
Corporate overhead and other	(2.2)	(6.5)	(5.0)	(2.0)	(2.3)	(0.7)	(2.0)	(20.7)	—	—	27.5	(62.2)	(55.4)
Pre-tax income (loss)	31.5	124.1	(38.0)	42.1	38.8	14.3	12.9	225.7	(24.0)	(32.1)	(69.4)	—	100.2
Income taxes													(24.9)
Net earnings													75.3

Attributable to:
Shareholders of Fairfax													82.6
Non-controlling interests													(7.3)
													75.3

(1)
Underwriting expenses for the quarter ended March 31, 2017 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	162.0	312.8	288.9	112.0	177.8	59.4	133.8	1,246.7
Commissions	39.6	114.9	70.8	19.5	96.9	3.2	38.2	383.1
Premium acquisition costs and other underwriting expenses	41.8	59.3	86.7	53.3	55.6	15.5	35.3	347.5
Underwriting expenses - accident year	243.4	487.0	446.4	184.8	330.3	78.1	207.3	1,977.3
Net favourable claims reserve development	(10.2)	(36.2)	(3.4)	(33.9)	—	(6.7)	(13.0)	(103.4)
Underwriting expenses - calendar year	233.2	450.8	443.0	150.9	330.3	71.4	194.3	1,873.9

Revenue and expenses of the Other reporting segment were comprised as follows:

	First quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	345.3	130.3	413.3	119.9	1,008.8
Expenses	(333.6)	(119.3)	(404.9)	(107.4)	(965.2)
Pre-tax income before interest expense and other	11.7	11.0	8.4	12.5	43.6

	First quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	303.7	42.6	221.7	47.9	615.9
Expenses	(282.6)	(39.5)	(216.7)	(41.9)	(580.7)
Pre-tax income before interest expense and other	21.1	3.1	5.0	6.0	35.2

(1)
Comprised primarily of Cara and its subsidiaries The Keg (acquired on February 22, 2018), Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Praktiker, William Ashley, Sporting Life and Golf Town.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (de-consolidated on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments. As a result of adopting IFRS 15 on January 1, 2018, Thomas Cook India began reporting revenue on a principal basis for certain of its travel related businesses which were previously reported on an agency basis under IAS 18 (see note 3). This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales, with no impact on net earnings.

(4)
Comprised primarily of Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First quarter
	2018			2017
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	1,612.9	—	1,612.9	1,097.8	—	1,097.8
Other reporting segment cost of sales	—	643.5	643.5	—	333.0	333.0
Wages and salaries	324.1	140.4	464.5	239.6	109.0	348.6
Employee benefits	74.6	23.5	98.1	56.8	18.5	75.3
Depreciation, amortization and impairment charges	43.9	30.7	74.6	24.6	29.8	54.4
Operating lease costs	22.6	36.0	58.6	16.7	31.5	48.2
Audit, legal and tax professional fees	42.8	6.4	49.2	30.2	3.8	34.0
Premium taxes	47.6	—	47.6	27.1	—	27.1
Information technology costs	38.5	4.5	43.0	26.1	2.9	29.0
Share-based payments to directors and employees	18.2	1.3	19.5	14.0	1.1	15.1
Other reporting segment marketing costs	—	17.7	17.7	—	13.9	13.9
Restructuring costs	6.5	0.3	6.8	2.0	0.3	2.3
Loss on repurchase of long term debt (note 10)	—	20.9	20.9	—	2.6	2.6
Administrative expense and other	60.9	60.9	121.8	57.8	36.9	94.7
	2,292.6	986.1	3,278.7	1,592.7	583.3	2,176.0

(1)	Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

19.	Supplementary Cash Flow Information
Cash and cash equivalents included in the consolidated balance sheets and the consolidated statements of cash flows were comprised as follows:

	March 31, 2018	December 31, 2017
Holding company cash and investments:
Cash and balances with banks	612.7	129.1
Treasury bills and other eligible bills	415.5	866.3
	1,028.2	995.4
Subsidiary cash and short term investments:
Cash and balances with banks	2,499.6	2,355.5
Treasury bills and other eligible bills	1,919.7	5,028.6
	4,419.3	7,384.1
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	—	16.8

Fairfax India:
Cash and balances with banks	34.7	44.0
Treasury bills and other eligible bills	1.0	—
	35.7	44.0
Fairfax Africa:
Cash and balances with banks	168.5	329.7
Treasury bills and other eligible bills	110.0	—
	278.5	329.7

Cash and cash equivalents included in the consolidated balance sheets	5,761.7	8,770.0

Less: Cash and cash equivalents - restricted(1)
Holding company cash and cash equivalents - restricted:
Cash and balances with banks	1.2	1.7
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	662.3	546.8
Treasury bills and other eligible bills	350.4	286.5
	1,013.9	835.0

Cash and cash equivalents included in the consolidated statements of cash flows	4,747.8	7,935.0

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First quarter
	2018	2017
(a) Net (purchases) sales of investments classified at FVTPL
Short term investments	2,032.1	(550.0)
Bonds	(4,967.4)	1,935.8
Preferred stocks	0.7	(7.7)
Common stocks	228.0	(53.0)
Derivatives and short sales	(80.1)	(301.9)
	(2,786.7)	1,023.2

(b) Net interest and dividends received
Interest and dividends received	134.5	168.3
Interest paid	(46.9)	(48.9)
	87.6	119.4

(c) Net income taxes paid	(96.5)	(19.4)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of May 3, 2018)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three months ended March 31, 2018, and the notes to the MD&A contained in the company's 2017 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2018 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net interest and dividends paid and received respectively related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividends includes total return swap expense and income.

(5)
In this MD&A the measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three months ended March 31, 2018 and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders. All of these ratios are calculated from information contained within the company's consolidated financial statements.

(7)
Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares outstanding.

(8)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2018.

Sources of Income

Income reflected in the consolidated financial statements for the quarters ended March 31, 2018 and 2017 are shown in the table that follows.

	First quarter
	2018	2017
Net premiums earned - Insurance and Reinsurance
Northbridge	268.1	235.8
OdysseyRe	618.0	498.9
Crum & Forster	467.5	445.3
Zenith National	196.1	188.2
Brit	348.0	341.4
Allied World(1)	518.4	—
Fairfax Asia	49.8	76.3
Other	273.7	195.2
	2,739.6	1,981.1
Runoff	2.1	3.8
	2,741.7	1,984.9
Interest and dividends	211.4	128.1
Share of profit of associates	30.3	27.1
Net gains (losses) on investments	934.2	(18.4)
Other(2)	1,008.8	615.9
	4,926.4	2,737.6

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Represents revenue earned by the Other reporting segment, which primarily comprises the revenue earned by Cara and its subsidiaries The Keg (acquired on February 22, 2018), Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, William Ashley, Sporting Life, Praktiker, Thomas Cook India and its subsidiaries Quess (de-consolidated on March 1, 2018) and Sterling Resorts, Pethealth, Boat Rocker, Golf Town, Mosaic Capital (consolidated on January 26, 2017), Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017).

Income of $4,926.4 in the first quarter of 2018 increased from $2,737.6 in the first quarter of 2017 principally as a result of increases in net gains on investments, net premiums earned (including the consolidation of the net premiums earned of Allied World), other revenue and interest and dividends. An analysis of interest and dividend income, share of profit of associates and net gains (losses) on investments for the quarters ended March 31, 2018 and 2017 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2018 reflected the consolidation of the net premiums earned of Allied World ($518.4), increases at OdysseyRe ($119.1, 23.9%), Insurance and Reinsurance – Other ($78.5, 40.2% inclusive of the consolidation of the $60.3 and $19.3 of net premiums earned by Fairfax Latam and Colonnade Insurance related to the AIG branches in Central and Eastern Europe respectively), Northbridge ($32.3, 13.7% including the favourable effect of foreign currency translation), Crum & Forster ($22.2, 5.0%), Zenith National ($7.9, 4.2%) and Brit ($6.6, 1.9%), partially offset by a decrease at Fairfax Asia ($26.5, 34.7% reflecting the divestiture of First Capital on December 28, 2017).
The increase in other revenue to $1,008.8 in the first quarter of 2018 from $615.9 in the first quarter of 2017, principally reflected increases at Thomas Cook India (an increase of $171.1 primarily reflecting the adoption of IFRS 15 described in the subsequent paragraph), Quess (primarily reflecting the impact of its acquisitions and organic growth, partially offset by the impact of its de-consolidation on March 1, 2018), Fairfax India (primarily reflecting the impact of the merger of Fairchem and Privi Organics on March 14, 2017) and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).
IFRS 15 Revenue from Contracts with Customers ("IFRS 15") introduced a single model for recognizing revenue from contracts with customers that replaced the previous revenue recognition guidance in IAS 18 Revenue and various related standards and interpretations. The company adopted IFRS 15 on January 1, 2018 in accordance with its modified retrospective transition provisions, which did not require comparative periods to be restated. Upon adoption of IFRS 15, Thomas Cook India determined that it should be reporting in other revenue the gross receipts from certain of its travel related businesses (and the related cost of sales in other expenses). Prior to the adoption IFRS 15, Thomas Cook India reported the commissions earned on this business as other revenue.

In order to better compare the first quarter of 2018 to the first quarter of 2017, the table which follows presents net premiums written by the company’s insurance and reinsurance operations, excluding acquisitions or divestitures of companies that occurred in 2017 (comprised of Allied World (acquired July 6, 2017), First Capital (divested December 28, 2017) and various acquisitions within Insurance and Reinsurance - Other).

	First quarter
Net premiums written	2018	2017	% change year-over-year
Northbridge	239.1	213.9	11.8
OdysseyRe	689.7	555.2	24.2
Crum & Forster	484.8	451.1	7.5
Zenith National	308.4	331.8	(7.1)
Brit	408.6	394.4	3.6
Fairfax Asia(1)	53.6	68.8	(22.1)
Other(2)	215.8	226.2	(4.6)
Insurance and reinsurance operations	2,400.0	2,241.4	7.1

(1)	Excludes in the first quarter of 2017: First Capital, which was sold on December 28, 2017.

(2)
Excludes in the first quarter of 2018: Fairfax Latam (Chile and Colombia (acquired July 31, 2017) and Argentina (acquired September 30, 2017)) and the AIG branches in Central and Eastern Europe (Hungary, Czech Republic and Slovakia (acquired April 30, 2017), Bulgaria (acquired May 31, 2017), Poland (acquired June 30, 2017) and Romania (acquired October 31, 2017)).

Northbridge’s net premiums written increased by 11.8% in the first quarter of 2018. In Canadian dollar terms, Northbridge’s net premiums written increased by 6.8% primarily due to price increases across the group and strong retention of renewal business.

OdysseyRe's net premiums written increased by 24.2% in the first quarter of 2018, primarily reflecting increases in all divisions with the U.S. Insurance division accounting for the majority of the increase (principally in the crop and automobile lines of business).
Crum & Forster's net premiums written increased by 7.5% in the first quarter of 2018, primarily reflecting growth in excess and surplus lines, accident and health, commercial transportation, commercial multi-peril, general liability and property lines of business.
Zenith National's net premiums written decreased by 7.1% in the first quarter of 2018, primarily reflecting price decreases.
Brit's net premiums written increased by 3.6% in the first quarter of 2018, principally reflecting increased contribution from initiatives launched in recent years, price increases (principally in property lines of business) and the favourable impact of foreign currency translation, partially offset by the impact of additional reinsurance purchased.
Net premiums written by the Fairfax Asia reporting segment decreased by 22.1% in the first quarter of 2018, principally reflecting the impact of lower premium retention (primarily at Fairfirst Insurance and Falcon), partially offset by increased writings in automobile, accident and health and engineering lines of business.

Net premiums written by the Insurance and Reinsurance – Other reporting segment in the first quarter of 2018 was comparable with the first quarter of 2017.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the quarters ended March 31, 2018 and 2017. In this table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income before net gains (losses) on investments, net realized gains (losses) on investments, pre-tax income including net realized gains (losses) on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	First quarter
Combined ratios - Insurance and Reinsurance	2018	2017
Northbridge	99.2%	98.9%
OdysseyRe	91.2%	90.4%
Crum & Forster	99.7%	99.5%
Zenith National	86.1%	80.2%
Brit	98.9%	96.8%
Allied World(1)	94.8%	—
Fairfax Asia	104.5%	93.6%
Other	101.7%	99.5%
Consolidated	96.0%	94.6%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	2.3	2.6
OdysseyRe	54.5	48.1
Crum & Forster	1.3	2.3
Zenith National	27.3	37.3
Brit	3.9	11.1
Allied World(1)	26.7	—
Fairfax Asia	(2.3)	4.9
Other	(4.6)	0.9
Underwriting profit	109.1	107.2
Interest and dividends - insurance and reinsurance	143.6	93.8
Share of profit (loss) of associates - insurance and reinsurance	(15.1)	7.7
Operating income	237.6	208.7
Runoff (excluding net gains (losses) on investments)	(32.5)	(39.8)
Other reporting segment	77.0	(1.0)
Interest expense	(88.8)	(70.6)
Corporate overhead and other	(36.4)	21.3
Pre-tax income before net gains (losses) on investments	156.9	118.6
Net realized gains on investments	726.8	229.5
Pre-tax income including net realized gains (losses) on investments	883.7	348.1
Net change in unrealized gains (losses) on investments	207.4	(247.9)
Pre-tax income	1,091.1	100.2
Income taxes	(53.1)	(24.9)
Net earnings	1,038.0	75.3

Attributable to:
Shareholders of Fairfax	684.3	82.6
Non-controlling interests	353.7	(7.3)
	1,038.0	75.3

Net earnings per share	$24.27	$3.11
Net earnings per diluted share	$23.60	$3.03
Cash dividends paid per share	$10.00	$10.00

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

The company's insurance and reinsurance operations produced an underwriting profit of $109.1 (combined ratio of 96.0%) in the first quarter of 2018 compared to an underwriting profit of $107.2 (combined ratio of 94.6%) in the first quarter of 2017. The increase in the combined ratio in the first quarter of 2018 principally reflected lower net favourable prior year reserve development, the impact of higher current period catastrophe losses and an increase in non-catastrophe loss experience related to the current accident year. The following table presents the components of the company's combined ratios for the quarters ended March 31, 2018 and 2017:

	First quarter
	2018	2017
Underwriting profit	109.1	107.2

Loss & LAE - accident year	63.9%	62.9%
Commissions	17.0%	19.3%
Underwriting expense	18.2%	17.6%
Combined ratio - accident year	99.1%	99.8%
Net favourable development	(3.1)%	(5.2)%
Combined ratio - calendar year	96.0%	94.6%

Net (favourable) adverse prior year reserve development for the quarters ended March 31, 2018 and 2017 was comprised as follows:

	First quarter
Insurance and Reinsurance	2018	2017
Northbridge	(13.1)	(10.2)
OdysseyRe	(40.5)	(36.2)
Crum & Forster	—	(3.4)
Zenith National	(22.5)	(33.9)
Allied World	(3.9)	—
Fairfax Asia	(5.5)	(6.7)
Other	(0.1)	(13.0)
	(85.6)	(103.4)

Current period catastrophe losses, net of reinstatement premiums, increased to $52.6 (1.9 combined ratio points) in the first quarter of 2018 from $39.0 (2.0 combined ratio points) in the first quarter of 2017.

The commission expense ratio decreased to 17.0% in the first quarter of 2018 from 19.3% in the first quarter of 2017, primarily reflecting the consolidation of Allied World (acquisition accounting adjustments reduced net premiums earned and commission expense in the first quarter of 2018 resulting in a commission expense ratio that was generally lower than Fairfax's other operating companies), partially offset by an increase in the commission expense ratio at Fairfax Asia (decreased profit commission on reinsurance ceded following the divestiture of First Capital).

The underwriting expense ratio increased to 18.2% in the first quarter of 2018 from 17.6% in the first quarter of 2017, primarily reflecting the consolidation of Fairfax Latam (primarily reflecting a higher expense ratio as a result of lower net premiums earned due to changes to its reinsurance structure subsequent to its acquisition by Fairfax) and Allied World (Allied World's underwriting expense ratio of 19.2% in the first quarter of 2018 was generally higher than Fairfax's other operating companies), partially offset by the impact of increased net premiums earned relative to underwriting expenses at OdysseyRe.

Underwriting expenses in the first quarter of 2018 increased by 6.0% (excluding underwriting expenses of $130.4 of Allied World and Fairfax Latam in the first quarter of 2018), primarily reflecting increases at OdysseyRe and Crum & Forster commensurate with their increased business volumes, and Colonnade Insurance reflecting start-up costs associated with its operations.
Operating expenses increased from $427.4 in the first quarter of 2017 to $612.8 in the first quarter of 2018, primarily reflecting increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of the operating expenses of Allied World and Fairfax Latam) and increased Fairfax and subsidiary holding companies' corporate overhead.
The increase in other expenses to $986.1 in the first quarter of 2018 from $583.3 in the first quarter of 2017 principally reflected increases at Thomas Cook India (an increase of $176.7 primarily reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A), Quess (primarily reflecting the impact of its acquisitions and organic growth, partially offset by its de-consolidation on March 1, 2018), Fairfax India (primarily reflecting the impact of the merger of Fairchem and Privi Organics on March 14, 2017) and the consolidation of Mosaic Capital (on January 26, 2017) and Grivalia Properties (on July 4, 2017).
The company reported net earnings attributable to shareholders of Fairfax of $684.3 (net earnings of $24.27 per basic share and $23.60 per diluted share) in the first quarter of 2018 compared to net earnings attributable to shareholders of Fairfax of $82.6 (net earnings of $3.11 per basic share and $3.03 per diluted share) in the first quarter of 2017. The year-over-year increase in profitability in the first quarter of 2018 primarily reflected increased net gains on investments (inclusive of the non-cash gain on de-consolidation of Quess), increased interest and dividends and higher pre-tax earnings of the other reporting segment, partially offset by the increase in net earnings attributable to non-controlling interests.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the quarters ended March 31, 2018 and 2017. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.
Quarter ended March 31, 2018

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	262.8	765.1	572.0	311.7	552.7	932.1	111.0	470.9	3,978.3	(0.1)	—	—	(46.0)	3,932.2
Net premiums written	239.1	689.7	484.8	308.4	408.6	735.0	53.6	321.0	3,240.2	(0.1)	—	—	—	3,240.1
Net premiums earned	268.1	618.0	467.5	196.1	348.0	518.4	49.8	273.7	2,739.6	2.1	—	—	—	2,741.7
Underwriting profit (loss)	2.3	54.5	1.3	27.3	3.9	26.7	(2.3)	(4.6)	109.1	(41.5)	—	—	—	67.6
Interest and dividends	19.6	40.2	19.3	8.0	12.1	22.8	4.5	17.1	143.6	11.5	(6.6)	17.9	45.0	211.4
Share of profit (loss) of associates	(2.3)	(6.5)	(2.6)	(1.2)	(1.6)	(1.5)	1.0	(0.4)	(15.1)	(2.5)	40.0	7.9	—	30.3
Operating income (loss)	19.6	88.2	18.0	34.1	14.4	48.0	3.2	12.1	237.6	(32.5)	33.4	25.8	45.0	309.3
Net gains (losses) on investments	(8.8)	45.8	32.7	(11.0)	(16.8)	(10.0)	(7.7)	(2.9)	21.3	17.8	914.3	(19.2)	—	934.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	43.6	—	—	43.6
Interest expense	—	(0.9)	(0.5)	(0.8)	(3.6)	(8.1)	—	(1.3)	(15.2)	—	(23.7)	(49.9)	—	(88.8)
Corporate overhead and other	(1.8)	(7.0)	(5.9)	(2.1)	(2.3)	(14.9)	(2.7)	(2.6)	(39.3)	—	—	(22.9)	(45.0)	(107.2)
Pre-tax income (loss)	9.0	126.1	44.3	20.2	(8.3)	15.0	(7.2)	5.3	204.4	(14.7)	967.6	(66.2)	—	1,091.1
Income taxes														(53.1)
Net earnings														1,038.0

Attributable to:
Shareholders of Fairfax														684.3
Non-controlling interests														353.7
														1,038.0

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

Quarter ended March 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	234.8	591.5	519.4	335.3	509.3	—	179.6	278.9	2,648.8	2.3	—	—	(41.9)	2,609.2
Net premiums written	213.9	555.2	451.1	331.8	394.4	—	100.1	226.2	2,272.7	2.3	—	—	—	2,275.0
Net premiums earned	235.8	498.9	445.3	188.2	341.4	—	76.3	195.2	1,981.1	3.8	—	—	—	1,984.9
Underwriting profit (loss)	2.6	48.1	2.3	37.3	11.1	—	4.9	0.9	107.2	(50.4)	—	—	—	56.8
Interest and dividends	12.7	39.4	11.1	5.9	7.9	—	6.2	10.6	93.8	10.7	(42.8)	4.2	62.2	128.1
Share of profit (loss) of associates	1.5	3.4	(2.9)	(0.9)	4.6	—	0.4	1.6	7.7	(0.1)	6.6	12.9	—	27.1
Operating income (loss)	16.8	90.9	10.5	42.3	23.6	—	11.5	13.1	208.7	(39.8)	(36.2)	17.1	62.2	212.0
Net gains (losses) on investments	16.9	40.5	(43.1)	2.6	20.4	—	3.5	2.9	43.7	15.8	(19.6)	(58.3)	—	(18.4)
Other reporting segment	—	—	—	—	—	—	—	—	—	—	35.2	—	—	35.2
Interest expense	—	(0.8)	(0.4)	(0.8)	(2.9)	—	—	(1.1)	(6.0)	—	(11.5)	(53.1)	—	(70.6)
Corporate overhead and other	(2.2)	(6.5)	(5.0)	(2.0)	(2.3)	—	(0.7)	(2.0)	(20.7)	—	—	24.9	(62.2)	(58.0)
Pre-tax income (loss)	31.5	124.1	(38.0)	42.1	38.8	—	14.3	12.9	225.7	(24.0)	(32.1)	(69.4)	—	100.2
Income taxes														(24.9)
Net earnings														75.3

Attributable to:
Shareholders of Fairfax														82.6
Non-controlling interests														(7.3)
														75.3

Net gains (losses) on investments for the quarters ended March 31, 2018 and 2017 for each of the insurance and reinsurance operations, runoff operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:

Quarter ended March 31, 2018

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(2)	(1.5)	50.5	16.5	(5.1)	(10.0)	17.4	3.9	(6.0)	65.7	21.2	919.4	(31.2)	975.1
Short equity exposures	0.2	17.5	31.2	—	—	—	—	3.8	52.7	3.1	—	(5.7)	50.1
Bonds	(8.3)	(26.0)	(38.8)	(9.7)	(4.6)	(23.7)	(2.4)	3.8	(109.7)	(14.1)	1.9	(3.2)	(125.1)
U.S. treasury bond forwards	0.4	6.0	27.3	3.8	0.3	—	—	0.3	38.1	7.5	—	0.1	45.7
CPI-linked derivatives	(2.8)	(4.8)	(0.8)	(1.6)	(0.8)	—	—	(7.1)	(17.9)	0.1	—	(2.4)	(20.2)
Foreign currency	3.6	3.1	(2.2)	1.8	(1.9)	(2.8)	(9.1)	1.7	(5.8)	(0.1)	(8.1)	30.4	16.4
Other	(0.4)	(0.5)	(0.5)	(0.2)	0.2	(0.9)	(0.1)	0.6	(1.8)	0.1	1.1	(7.2)	(7.8)
Net gains (losses) on investments	(8.8)	45.8	32.7	(11.0)	(16.8)	(10.0)	(7.7)	(2.9)	21.3	17.8	914.3	(19.2)	934.2

Quarter ended March 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures	23.2	84.4	27.6	9.8	14.6	—	5.5	9.0	174.1	42.3	2.6	3.1	222.1
Short equity exposures	(12.3)	(33.4)	(57.8)	—	—	—	—	(5.4)	(108.9)	(15.2)	—	(59.0)	(183.1)
Bonds	(2.3)	(9.7)	0.8	(5.1)	2.5	—	4.0	5.9	(3.9)	(7.2)	(5.1)	0.1	(16.1)
CPI-linked derivatives	(0.7)	(3.3)	(1.1)	(1.6)	0.1	—	—	(7.2)	(13.8)	(0.1)	—	(1.4)	(15.3)
Foreign currency	9.0	10.7	3.6	1.2	2.9	—	(6.1)	0.5	21.8	1.7	(17.1)	2.6	9.0
Other	—	(8.2)	(16.2)	(1.7)	0.3	—	0.1	0.1	(25.6)	(5.7)	—	(3.7)	(35.0)
Net gains (losses) on investments	16.9	40.5	(43.1)	2.6	20.4	—	3.5	2.9	43.7	15.8	(19.6)	(58.3)	(18.4)

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
The Other reporting segment included a non-cash gain of $889.9 from the de-consolidation of Quess. Refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2018 for additional details.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the quarters ended March 31, 2018 and 2017.

Northbridge

	Cdn$
	First quarter		First quarter
	2018	2017	2018	2017
Underwriting profit	2.9	3.4	2.3	2.6

Loss & LAE - accident year	69.4%	68.7%	69.4%	68.7%
Commissions	17.5%	16.8%	17.5%	16.8%
Underwriting expenses	17.2%	17.7%	17.2%	17.7%
Combined ratio - accident year	104.1%	103.2%	104.1%	103.2%
Net favourable development	(4.9)%	(4.3)%	(4.9)%	(4.3)%
Combined ratio - calendar year	99.2%	98.9%	99.2%	98.9%

Gross premiums written	332.4	310.8	262.8	234.8
Net premiums written	302.4	283.1	239.1	213.9
Net premiums earned	339.2	312.1	268.1	235.8
Underwriting profit	2.9	3.4	2.3	2.6
Interest and dividends	24.8	16.8	19.6	12.7
Share of profit (loss) of associates	(2.9)	1.9	(2.3)	1.5
Operating income	24.8	22.1	19.6	16.8
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 4.6% in the first quarter of 2018 compared to the first quarter of 2017. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported an underwriting profit of Cdn$2.9 ($2.3) and a combined ratio of 99.2% in the first quarter of 2018 compared to an underwriting profit of Cdn$3.4 ($2.6) and a combined ratio of 98.9% in the first quarter of 2017. The decrease in underwriting profit in the first quarter of 2018 principally reflected an increase in non-catastrophe loss experience related to the current accident year (reflecting higher frequency and severity of losses in the commercial automobile line of business).
Net favourable prior year reserve development in the first quarter of 2018 of Cdn$16.5 ($13.1 representing 4.9 combined ratio points) principally reflected better than expected emergence on the commercial and personal automobile lines of business related to accident years 2013 to 2016. Net favourable prior year reserve development in the first quarter of 2017 of Cdn$13.5 ($10.2 representing 4.3 combined ratio points) principally reflected better than expected emergence on personal and commercial automobile and casualty lines of business related to accident years 2014 and 2015. Northbridge's underwriting expense ratio decreased to 17.2% in the first quarter of 2018 from 17.7% in the first quarter of 2017 primarily reflecting the impact of higher net premiums earned relative to underwriting expenses that remained flat. Northbridge's commission expense ratio increased to 17.5% in the first quarter of 2018 from 16.8% in the first quarter of 2018 primarily reflecting changes in the mix of business. Losses related to current period catastrophe losses were nominal in the first quarters of 2018 and 2017.
Gross premiums written increased 6.9% from Cdn$310.8 in the first quarter of 2017 to Cdn$332.4 in the first quarter of 2018, primarily reflecting price increases across the group and strong retention of renewal business. Net premiums written increased by 6.8% in the first quarter of 2018, consistent with the growth in gross premiums written. Net premiums earned increased by 8.7% in the first quarter of 2018, reflecting the growth in net premiums written during 2017 and 2018.
Interest and dividends increased to Cdn$24.8 ($19.6) in the first quarter of 2018 from Cdn$16.8 ($12.7) in the first quarter of 2017, principally reflecting lower total return swap expense and higher interest income earned (primarily due to the impact of purchases of short dated Canadian government and U.S. treasury bonds in the first quarter of 2018).
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of Cdn$38.9 ($30.7) in the first quarter of 2018 was comparable to cash used in operating activities of Cdn$38.9 ($29.4) in the first quarter of 2017, with higher net premium collections offset by higher net paid claims and income taxes paid.

OdysseyRe(1)

	First quarter
	2018	2017
Underwriting profit	54.5	48.1

Loss & LAE - accident year	64.2%	62.7%
Commissions	22.4%	23.0%
Underwriting expenses	11.2%	12.0%
Combined ratio - accident year	97.8%	97.7%
Net favourable development	(6.6)%	(7.3)%
Combined ratio - calendar year	91.2%	90.4%

Gross premiums written	765.1	591.5
Net premiums written	689.7	555.2
Net premiums earned	618.0	498.9
Underwriting profit	54.5	48.1
Interest and dividends	40.2	39.4
Share of profit (loss) of associates	(6.5)	3.4
Operating income	88.2	90.9

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported an underwriting profit of $54.5 and a combined ratio of 91.2% in the first quarter of 2018 compared to an underwriting profit of $48.1 and a combined ratio of 90.4% in the first quarter of 2017. The increase in underwriting profit in the first quarter of 2018 principally reflected the impact of increased business volumes and a modest increase in net favourable prior year reserve development.

Underwriting results in the first quarters of 2018 and 2017 included the benefit of net favourable prior year reserve development of $40.5 (6.6 combined ratio points) and $36.2 (7.3 combined ratio points), principally related to property catastrophe loss reserves. Underwriting profit in the first quarters of 2018 and 2017 included $37.9 (6.1 combined ratio points) and $29.3 (5.9 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums). OdysseyRe's underwriting expense ratio decreased to 11.2% in the first quarter of 2018 from 12.0% in the first quarter of 2017, primarily reflecting the impact of the increase in net premiums earned. OdysseyRe's commission expense ratio decreased to 22.4% in the first quarter of 2018 from 23.0% in the first quarter of 2017, primarily reflecting changes in the mix of business.
Gross premiums written and net premiums written increased by 29.3% and 24.2% in the first quarter of 2018, principally reflecting increases in all divisions with the U.S. Insurance division accounting for the majority of the increase (principally in the crop and automobile lines of business). Net premiums earned in the first quarter of 2018 increased 23.9% consistent with the growth in net premiums written during 2017 and 2018.
Interest and dividends of $40.2 in the first quarter of 2018 increased from $39.4 in the first quarter of 2017, primarily reflecting higher interest income earned (principally the impact of purchases of short dated U.S. treasury bonds in the first quarter of 2018), partially offset by higher investment management and administration fees.
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) was $15.4 in the first quarter of 2018 compared to cash provided by operating activities of $87.1 in the first quarter of 2017 with the decrease primarily due to increased net paid claims related to prior period catastrophe losses.

Crum & Forster

	First quarter
	2018	2017
Underwriting profit	1.3	2.3

Loss & LAE - accident year	63.2%	64.9%
Commissions	16.7%	15.9%
Underwriting expenses	19.8%	19.5%
Combined ratio - accident year	99.7%	100.3%
Net favourable development	—	(0.8)%
Combined ratio - calendar year	99.7%	99.5%

Gross premiums written	572.0	519.4
Net premiums written	484.8	451.1
Net premiums earned	467.5	445.3
Underwriting profit	1.3	2.3
Interest and dividends	19.3	11.1
Share of loss of associates	(2.6)	(2.9)
Operating income	18.0	10.5

Crum & Forster reported an underwriting profit of $1.3 and a combined ratio of 99.7% in the first quarter of 2018 compared to an underwriting profit of $2.3 and a combined ratio of 99.5% in the first quarter of 2017. The decrease in underwriting profit in the first quarter of 2018 principally reflected lower net favourable prior year reserve development and an increase in commission expense, partially offset by the impact of increased business volumes.

There was no net prior year reserve development in the first quarter of 2018 compared to $3.4 (0.8 of a combined ratio point) of net favourable prior year reserve development in the first quarter of 2017. Underwriting profit in the first quarters of 2018 and 2017 included $6.0 (1.3 combined ratio points) and $3.0 (0.7 of a combined ratio point) of attritional current period catastrophe losses (net of reinstatement premiums).
Gross premiums written increased 10.1% in the first quarter of 2018, principally reflecting growth in excess and surplus lines, accident and health, commercial transportation, commercial multi-peril, general liability and property lines of business. Net premiums written increased by 7.5% in the first quarter of 2018, consistent with the growth in gross premiums written. Net premiums earned increased by 5.0% in the first quarter of 2018 reflecting the growth in net premiums written during 2017 and 2018.
Interest and dividends of $19.3 in the first quarter of 2018 increased from $11.1 in the first quarter of 2017, primarily due to higher dividend income and increased interest income earned (principally reflecting the impact of purchases of short dated U.S. treasury bonds in the first quarter of 2018).
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) was $73.7 in the first quarter of 2018 compared to cash provided by operating activities of $3.8 in the first quarter of 2017 with the decrease primarily due to increased net paid claims.

Zenith National (1)

	First quarter
	2018	2017
Underwriting profit	27.3	37.3

Loss & LAE - accident year	59.8%	59.5%
Commissions	10.6%	10.3%
Underwriting expenses	27.2%	28.4%
Combined ratio - accident year	97.6%	98.2%
Net favourable development	(11.5)%	(18.0)%
Combined ratio - calendar year	86.1%	80.2%

Gross premiums written	311.7	335.3
Net premiums written	308.4	331.8
Net premiums earned	196.1	188.2
Underwriting profit	27.3	37.3
Interest and dividends	8.0	5.9
Share of loss of associates	(1.2)	(0.9)
Operating income	34.1	42.3

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $27.3 and a combined ratio of 86.1% in the first quarter of 2018 compared to an underwriting profit of $37.3 and a combined ratio of 80.2% in the first quarter of 2017. The increase in Zenith National’s combined ratio principally reflected lower net favourable prior year reserve development of $22.5 (11.5 combined ratio points) in the first quarter of 2018 compared to $33.9 (18.0 combined ratio points) in the first quarter of 2017. Net favourable prior year reserve development in the first quarter of 2018 principally reflected net favourable emergence related to accident years 2013 through 2016. The estimated accident year loss and LAE ratio in the first quarter of 2018 was comparable to the estimated accident year loss and LAE ratio in the first quarter of 2017 and reflected favourable loss development trends for accident year 2017 emerging in 2018, offset by modest earned price decreases and estimated loss trends for accident year 2018. The decrease in the underwriting expense ratio to 27.2% in the first quarter of 2018 from 28.4% in the first quarter of 2017 principally reflected higher net premiums earned relative to underwriting expenses that remained flat. Net premiums earned in the first quarter of 2018 of $196.1 increased from $188.2 in the first quarter of 2017 primarily reflecting higher audit premiums (additional net premiums earned based on exposure reported by the insured), partially offset by earned price decreases.
Interest and dividends of $8.0 in the first quarter of 2018 increased from $5.9 in the first quarter of 2017, primarily reflecting higher total return swap income and higher interest income earned (principally reflecting the impact of purchases of short dated U.S. treasury bonds after the first quarter of 2017).
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $23.7 in the first quarter of 2017 to $34.7 in the first quarter of 2018, primarily as a result of lower income taxes paid.

Brit

	First quarter
	2018	2017
Underwriting profit	3.9	11.1

Loss & LAE - accident year	55.6%	52.1%
Commissions	28.3%	28.4%
Underwriting expenses	15.0%	16.3%
Combined ratio - accident year	98.9%	96.8%
Net favourable development	—	—
Combined ratio - calendar year	98.9%	96.8%

Gross premiums written	552.7	509.3
Net premiums written	408.6	394.4
Net premiums earned	348.0	341.4
Underwriting profit	3.9	11.1
Interest and dividends	12.1	7.9
Share of profit (loss) of associates	(1.6)	4.6
Operating income	14.4	23.6

On April 30, 2018 a dividend of $45.8 was paid to Brit's minority shareholder (OMERS).
Brit reported an underwriting profit of $3.9 and a combined ratio of 98.9% in the first quarter of 2018 compared to an underwriting profit of $11.1 and a combined ratio of 96.8% in the first quarter of 2017. The decrease in underwriting profit in the first quarter of 2018 principally reflected higher non-catastrophe loss experience related to the current accident year (principally due to the impact of downward pressure on pricing experienced in 2017), partially offset by decreased underwriting expenses.

Underwriting profit in the first quarters of 2018 and 2017 included $5.4 (1.5 combined ratio points) and $1.7 (0.5 of a combined ratio point) of attritional current period catastrophe losses (net of reinstatement premiums). There was no net prior year reserve development in the first quarters of 2018 and 2017. Brit's underwriting expense ratio of 15.0% in the first quarter of 2018 decreased from 16.3% in the first quarter of 2017, primarily reflecting the favourable effect of foreign currency translation and increased fee income earned from the management of third party underwriting capital, partially offset by higher compensation costs.
Gross premiums written increased by 8.5% in the first quarter of 2018, principally reflecting increased contribution from initiatives launched in recent years, price increases (principally in property lines of business) and the favourable impact of foreign currency translation. Net premiums written increased by 3.6% in the first quarter of 2018 reflecting the same factors that affected gross premiums written, partially offset by the impact of additional reinsurance purchased. Net premiums earned increased by 1.9% reflecting increased net premiums written during 2017 and 2018 primarily related to Brit's U.S. operations.
Interest and dividends of $12.1 in the first quarter of 2018 increased from $7.9 in the first quarter of 2017, primarily due to higher interest income earned (principally reflecting the impact of purchases of short dated U.S. treasury bonds late in the first quarter of 2018).
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $38.8 in the first quarter of 2018 decreased from cash used in operating activities of $61.4 in the first quarter of 2017, with the improvement primarily reflecting increased cash flow from underwriting.

Allied World(1)

First quarter
2018
Underwriting profit	26.7

Loss & LAE - accident year	70.1%
Commissions	6.3%
Underwriting expenses	19.2%
Combined ratio - accident year	95.6%
Net favourable development	(0.8)%
Combined ratio - calendar year	94.8%

Gross premiums written	932.1
Net premiums written	735.0
Net premiums earned	518.4
Underwriting profit	26.7
Interest and dividends	22.8
Share of loss of associates	(1.5)
Operating income	48.0

(1)	These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

On April 30, 2018 a dividend of $61.3 was paid to Allied World's minority shareholders (OMERS, AIMCo and others).

As used herein, “Allied World” means Allied World Assurance Company Holdings, GmbH, the successor by merger to Allied World Assurance Company Holdings, AG (“Allied World AG”). On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World AG for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together, “the co-investors”) invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Allied World reported an underwriting profit of $26.7 and a combined ratio of 94.8% in the first quarter of 2018. Allied World recorded net favourable prior year reserve development of $3.9 (0.8 of a combined ratio point) in the first quarter of 2018, which included net favourable development from 2017 catastrophe losses. There were no current period catastrophe losses in the first quarter of 2018.

Fairfax Asia

	First quarter
	2018	2017
Underwriting profit (loss)	(2.3)	4.9

Loss & LAE - accident year	76.5%	77.9%
Commissions	12.0%	4.2%
Underwriting expenses	27.0%	20.3%
Combined ratio - accident year	115.5%	102.4%
Net favourable development	(11.0)%	(8.8)%
Combined ratio - calendar year	104.5%	93.6%

Gross premiums written	111.0	179.6
Net premiums written	53.6	100.1
Net premiums earned	49.8	76.3
Underwriting profit (loss)	(2.3)	4.9
Interest and dividends	4.5	6.2
Share of profit of associates	1.0	0.4
Operating income	3.2	11.5

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan (‘‘Mitsui Sumitomo’’) for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. The company expects to enter into a quota share participation in First Capital’s insurance portfolio in 2018.

On August 30, 2017 Pacific Insurance acquired the assets and liabilities of the general insurance business of Prudential Assurance Malaysia Berhad (‘‘Prudential Assurance Malaysia’’) for $2.3. Prudential Assurance Malaysia is a general insurer in Malaysia.

On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 and a net realized gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized gain of $372.3. In the third quarter of 2017, the company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to a common stock (included in holding company cash and investments in the Fairfax Asia reporting segment with a fair value of $543.4 at March 31, 2018).
Fairfax Asia reported an underwriting loss of $2.3 and a combined ratio of 104.5% in the first quarter of 2018 compared to an underwriting profit of $4.9 and a combined ratio of 93.6% in the first quarter of 2017. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	First quarter
	2018	2017
First Capital(1)	—	72.4%
Falcon	102.2%	106.8%
Pacific Insurance	117.6%	99.4%
AMAG Insurance	95.9%	96.9%
Fairfirst Insurance	99.8%	99.2%

(1)	The company divested its 97.7% interest in First Capital on December 28, 2017.

Fairfax Asia's underwriting loss in the first quarter of 2018 included the benefit of $5.5 (11.0 combined ratio points) of net favourable prior year reserve development, primarily related to automobile and property loss reserves. Fairfax Asia's underwriting profit in the first quarter of 2017 included the benefit of $6.7 (8.8 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, property and marine hull loss reserves, partially offset by net adverse development related to health loss reserves.
Fairfax Asia's commission expense ratio increased to 12.0% in the first quarter of 2018 from 4.2% in the first quarter of 2017, primarily reflecting decreased profit commission on reinsurance ceded following the divestiture of First Capital. Fairfax Asia's underwriting expense ratio increased to 27.0% in the first quarter of 2018 from 20.3% in the first quarter of 2017, primarily reflecting lower net earned premium following the divestiture of First Capital.

The divestiture of First Capital affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	Quarter ended March 31,
	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	111.0	53.6	49.8	179.6	100.1	76.3
First Capital	—	—	—	(85.1)	(31.3)	(24.8)
Fairfax Asia - as adjusted	111.0	53.6	49.8	94.5	68.8	51.5
Percentage change (year-over-year)	17.5%	(22.1)%	(3.3)%

Gross premiums written increased by 17.5% in the first quarter of 2018, principally reflecting increased writings in automobile, accident and health and engineering lines of business. Net premiums written decreased by 22.1% in the first quarter of 2018, primarily reflecting the impact of lower premium retention (primarily at Fairfirst Insurance and Falcon). Net premiums earned decreased by 3.3% in the first quarter of 2018, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Insurance and Reinsurance - Other

	First quarter
	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	2.9	(0.9)	(2.1)	(5.7)	1.2	—	(4.6)

Loss & LAE - accident year	63.8%	66.1%	63.0%	58.4%	39.6%	—	58.8%
Commissions	27.2%	15.2%	26.9%	4.4%	20.7%	—	16.5%
Underwriting expenses	4.7%	18.4%	18.4%	47.9%	26.8%	—	26.4%
Combined ratio - accident year	95.7%	99.7%	108.3%	110.7%	87.1%	—	101.7%
Net (favourable) adverse development	(4.7)%	1.6%	(3.9)%	(3.2)%	10.2%	—	—
Combined ratio - calendar year	91.0%	101.3%	104.4%	107.5%	97.3%	—	101.7%

Gross premiums written	26.0	92.9	79.6	187.6	88.6	(3.8)	470.9
Net premiums written	25.7	68.5	61.8	91.2	73.8	—	321.0
Net premiums earned	32.3	73.2	46.5	76.5	45.2	—	273.7
Underwriting profit (loss)	2.9	(0.9)	(2.1)	(5.7)	1.2	—	(4.6)
Interest and dividends	1.7	4.4	2.4	8.2	0.4	—	17.1
Share of profit (loss) of associates	0.1	—	—	—	(0.5)	—	(0.4)
Operating income	4.7	3.5	0.3	2.5	1.1	—	12.1

	First quarter
	2017
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	5.4	(3.6)	0.1	0.2	(1.2)	—	0.9

Loss & LAE - accident year	72.7%	73.5%	63.1%	67.5%	53.2%	—	68.5%
Commissions	28.8%	16.6%	23.4%	8.1%	14.3%	—	19.6%
Underwriting expenses	5.4%	18.0%	20.2%	33.1%	26.1%	—	18.1%
Combined ratio - accident year	106.9%	108.1%	106.7%	108.7%	93.6%	—	106.2%
Net (favourable) adverse development	(23.1)%	(3.7)%	(6.9)%	(9.9)%	12.8%	—	(6.7)%
Combined ratio - calendar year	83.8%	104.4%	99.8%	98.8%	106.4%	—	99.5%

Gross premiums written	33.0	104.8	74.7	34.6	34.6	(2.8)	278.9
Net premiums written	32.1	85.7	62.3	14.5	31.6	—	226.2
Net premiums earned	34.4	81.7	46.7	13.2	19.2	—	195.2
Underwriting profit (loss)	5.4	(3.6)	0.1	0.2	(1.2)	—	0.9
Interest and dividends	1.2	3.6	1.8	3.6	0.4	—	10.6
Share of profit of associates	1.5	—	0.1	—	—	—	1.6
Operating income (loss)	8.1	—	2.0	3.8	(0.8)	—	13.1

Fairfax Latin America is comprised of Fairfax Brasil (established by Fairfax in 2010) and Fairfax Latam, which consists of the insurance operations acquired from AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018). Fairfax Latam continues to work through the legal, regulatory and operational requirements to complete the acquisition of the insurance operations of AIG in Venezuela.

Fairfax Central and Eastern Europe (‘‘Fairfax CEE’’) is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance includes the following: the business and renewal rights of the insurance operations acquired in 2016 from QBE in Hungary, Czech Republic and Slovakia; the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective from October 31, 2017); and Colonnade Ukraine (acquired in 2015).

The Insurance and Reinsurance – Other segment produced an underwriting loss of $4.6 and a combined ratio of 101.7% in the first quarter of 2018 compared to an underwriting profit of $0.9 and a combined ratio of 99.5% in the first quarter of 2017. The decrease in underwriting profit in the first quarter of 2018 principally reflected lower net favourable prior year reserve development and higher underwriting expenses, partially offset by a decrease in non-catastrophe loss experience related to the current accident year.

The underwriting results in the first quarter of 2018 included net favourable prior year reserve development of $0.1 (nil combined ratio points), principally reflecting net favourable prior year reserve development at Fairfax Latam, Advent and Group Re, offset by net adverse prior year reserve development at Colonnade Insurance, Polish Re (primarily related to property loss reserves) and Bryte Insurance (primarily related to commercial automobile loss reserves). The underwriting results in the first quarter of 2017 included the benefit of net favourable prior year reserve development of $13.0 (6.7 combined ratio points), principally at Group Re (primarily related to various intercompany reinsurance contracts mainly with Fairfax Asia) and Advent (primarily energy and terrorism insurance loss reserves), partially offset by net adverse development at Polish Re (primarily commercial automobile loss reserves). The underwriting results in the first quarters of 2018 and 2017 included $2.9 (1.1 combined ratio points) and $4.6 (2.4 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums).
The underwriting expense ratio increased to 26.4% in the first quarter of 2018 from 18.1% in the first quarter of 2017, principally due to the consolidation of Fairfax Latam (primarily reflecting a higher expense ratio as a result of lower net premiums earned due to changes to its reinsurance structure subsequent to its acquisition by Fairfax). The commission expense ratio decreased to 16.5% in the first quarter of 2018 from 19.6% in the first quarter of 2017, principally due to the consolidation of Fairfax Latam which has a commission expense ratio that is lower than the other companies within the Insurance and Reinsurance - Other reporting segment. Fairfax Latam's commission income ratio reflected the impact of the lag from changing from proportional reinsurance (with high ceding commissions) to a combination of proportional reinsurance and non-proportional reinsurance (with lower ceding commissions).

Excluding the impact of the acquisitions of Fairfax Latam and the AIG branches in Central and Eastern Europe, gross premiums written, net premiums written and net premiums earned in the first quarter of 2018 were comparable to the first quarter of 2017 as set out in the following table.

	Quarter ended March 31,
	2018			2017
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance - Other - as reported	470.9	321.0	273.7	278.9	226.2	195.2
Fairfax Latam	(149.8)	(74.8)	(60.3)	—	—	—
Business and renewal rights of the insurance operations acquired from AIG in CEE	(42.3)	(30.4)	(19.3)	—	—	—
Insurance and Reinsurance - Other - as adjusted	278.8	215.8	194.1	278.9	226.2	195.2
Percentage change (year-over-year)	—	(4.6)%	(0.6)%
Interest and dividends of $17.1 in the first quarter of 2018 increased from $10.6 in the first quarter of 2017, principally reflecting the consolidation of the interest and dividends of Fairfax Latam and higher interest income earned (principally reflecting purchases of short dated U.S. treasury bonds in the first quarter of 2018).

Run-off

	First quarter
	2018	2017
Gross premiums written	(0.1)	2.3
Net premiums written	(0.1)	2.3
Net premiums earned	2.1	3.8
Losses on claims	(14.1)	(22.1)
Operating expenses	(29.5)	(32.1)
Interest and dividends	11.5	10.7
Share of loss of associates	(2.5)	(0.1)
Operating loss	(32.5)	(39.8)

Run-off reported an operating loss of $32.5 in the first quarter of 2018 compared to an operating loss of $39.8 in the first quarter of 2017.

Losses on claims of $14.1 in the first quarter of 2018 principally reflected net adverse prior year reserve development related to asbestos loss reserves at U.S. Run-off. Losses on claims of $22.1 in the first quarter of 2017 principally reflected net adverse prior year reserve development related to other health hazards and asbestos loss reserves at U.S. Run-off. Operating expenses decreased to $29.5 in the first quarter of 2018 from $32.1 in the first quarter of 2017, primarily reflecting lower profit sharing payments made to certain legal service providers that had agreed to a fixed fee arrangement for the settlement of construction defect claims.

Interest and dividends increased to $11.5 in the first quarter of 2018 from $10.7 in the first quarter of 2017, primarily as a result of lower total return swap expense and increased dividends on common stocks, partially offset by lower interest income earned on bonds due to higher investment in short term U.S. treasury bonds in the first quarter of 2018 relative to investment in longer term U.S. treasury bonds in the first quarter of 2017.

Other

	First quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	345.3	130.3	413.3	119.9	1,008.8
Expenses	(333.6)	(119.3)	(404.9)	(107.4)	(965.2)
Pre-tax income before interest expense and other	11.7	11.0	8.4	12.5	43.6
Interest and dividends	2.1	(1.5)	—	(7.2)	(6.6)
Share of profit (loss) of associates	(0.4)	22.1	0.5	17.8	40.0
Net gains on investments	0.7	20.3	890.9	2.4	914.3
Pre-tax income before interest expense	14.1	51.9	899.8	25.5	991.3

	First quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	303.7	42.6	221.7	47.9	615.9
Expenses	(282.6)	(39.5)	(216.7)	(41.9)	(580.7)
Pre-tax income before interest expense and other	21.1	3.1	5.0	6.0	35.2
Interest and dividends	1.9	(44.5)	—	(0.2)	(42.8)
Share of profit (loss) of associates	(0.1)	6.4	0.3	—	6.6
Net gains (losses) on investments	(0.7)	(18.4)	0.4	(0.9)	(19.6)
Pre-tax income (loss) before interest expense	22.2	(53.4)	5.7	4.9	(20.6)

(1)
Comprised primarily of Cara and its subsidiaries The Keg (acquired on February 22, 2018), Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's, Praktiker, William Ashley, Sporting Life and Golf Town.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (de-consolidated on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Grivalia Properties (consolidated on July 4, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Restaurants and retail
On April 19, 2018 the company entered into an agreement to acquire a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys “R” Us - Delaware, Inc. for approximately $237 (Cdn$300). Closing of the acquisition is expected to occur in the second quarter of 2018. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.
On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash consideration of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Cara for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Cara subordinate voting shares. Cara may be required to pay up to an additional $23.6 (Cdn$30.0) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company’s equity interest in Cara to 43.2% from 40.2% at December 31, 2017.
On December 1, 2017 Cara acquired a 100% equity interest in Pickle Barrel Restaurants Inc. ("Pickle Barrel") for purchase consideration of $16.9 (Cdn$21.5). Pickle Barrel operates restaurants and provides catering services in the province of Ontario.
The year-over-year increases in the revenue and expenses of Restaurants and retail in the first quarter of 2018 primarily reflected Cara's acquisition of Pickle Barrel on December 1, 2017 and growth in business volumes at Cara and Sporting Life.

Fairfax India
On March 29, 2018 Fairfax India entered into an agreement to acquire an additional 6.0% of the outstanding shares of Bangalore International Airport Limited (“Bangalore Airport”) from Siemens Project Ventures GmbH for approximately $67 (approximately 4.4 billion Indian rupees). The transaction is subject to customary closing conditions, is expected to close in the second quarter of 2018 and will increase the company's equity interest in Bangalore Airport to 54.0%.

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.
On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. (“CS Bank”) for approximately $186 (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2018. CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

The year-over-year increases in the revenue and expenses of Fairfax India in the first quarter of 2018 primarily reflected the impact of the merger of Fairchem and Privi Organics on March 14, 2017 and growth in business volume at NCML. Interest and dividends in the first quarter of 2017 included the accrual of a performance fee of $44.6 payable to Fairfax for the period January 30, 2015 to March 31, 2017 as Fairfax India's common shareholders' equity at March 31, 2017 surpassed a specified hurdle for that period. The performance fee is an intercompany transaction that is eliminated on consolidation. The increase in share of profit of associates primarily reflected increased contribution from Bangalore Airport and IIFL Holdings. The year-over-year increase in net gains on investments primarily reflected higher net unrealized gains on Fairfax India's investment in common stocks.

Thomas Cook India
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

The year-over-year increases in the revenue and expenses of Thomas Cook India in the first quarter of 2018 primarily reflected increased revenue and expenses at Thomas Cook India (reflecting the adoption of IFRS 15 as described in the Sources of Income section of this MD&A) and Quess (reflecting the impact of its acquisitions and organic growth, partially offset by its de-consolidation on March 1, 2018). Net gains on investments in the first quarter of 2018 included the non-cash gain of $889.9 recognized on de-consolidation of Quess.
Other
On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof (collectively “Carillion”) relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. Carillion is an infrastructure services company that provides asset management and operations solutions to industries and governments.
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0) and commenced consolidation. Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.
On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). The company’s Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital.
The year-over-year increases in the revenue and expenses of Other in the first quarter of 2018 reflected the consolidation of Grivalia Properties (on July 4, 2017) and Mosaic Capital (on January 26, 2017). Interest and dividends in the first quarter of 2018 included Fairfax Africa's accrual of a performance fee of $9.4 payable to Fairfax for the period from February 17, 2017 to March 31, 2018 as Fairfax Africa's common shareholders' equity at March 31, 2018 surpassed a specified hurdle for that period. Share of profit of associates in the first quarter of 2018 included the contribution from Atlas Mara at Fairfax Africa.

Investments
Interest and Dividends
Interest and dividends of $211.4 in the first quarter of 2018 increased from $128.1 in the first quarter of 2017, primarily reflecting increases in interest income from the reinvestment of cash and short term investments into short dated U.S. treasury bonds (net purchases of $5,093.6), the consolidation of the interest and dividends of Allied World ($22.8), total return swap income (described below) and increases in interest income earned on cash equivalents and short term investments, partially offset by lower interest income earned as a result of sales of municipal bonds in 2017 and in the first quarter of 2018.
The company reported $5.7 of total return swap income in the first quarter of 2018 compared to $12.6 of total return swap expense in the first quarter of 2017 with the change year-over-year reflecting the closures of short equity total return swaps in the fourth quarter of 2017 and in the first quarter of 2018 and increased dividend income earned on long equity total return swaps in the first quarter of 2018.
Share of Profit of Associates

Share of profit of associates increased to $30.3 in the first quarter of 2018 from $27.1 in the first quarter of 2017, primarily reflecting a year-over-year increase related to Resolute and the contributions from Atlas Mara (acquired August 31, 2017) and Bangalore Airport (acquired March 24, 2017), partially offset by a year-over-year decrease related to APR Energy and the share of loss of Farmers Edge Inc. (acquired March 1, 2017) and Astarta Holding N.V. (acquired in the first quarter of 2017).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the quarters ended March 31, 2018 and 2017 were comprised as follows:

	First quarter
	2018			2017
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	20.4	112.6	133.0	76.4	77.6	154.0
Preferred stocks - convertible	—	0.5	0.5	—	0.9	0.9
Bonds - convertible	—	(9.4)	(9.4)	(0.3)	51.1	50.8
Other equity derivatives(1)(2)	(3.2)	(35.7)	(38.9)	—	16.4	16.4
Gain on de-consolidation of non-insurance subsidiary(3)	889.9	—	889.9	—	—	—
Long equity exposures	907.1	68.0	975.1	76.1	146.0	222.1
Short equity exposures(2)	(199.0)	249.1	50.1	(102.3)	(80.8)	(183.1)
Net equity exposures	708.1	317.1	1,025.2	(26.2)	65.2	39.0
Bonds	(0.2)	(124.9)	(125.1)	326.4	(342.5)	(16.1)
CPI-linked derivatives	—	(20.2)	(20.2)	—	(15.3)	(15.3)
U.S. treasury bond forwards	49.5	(3.8)	45.7	(54.1)	19.8	(34.3)
Other derivatives	—	(6.2)	(6.2)	(8.0)	7.9	(0.1)
Foreign currency	(30.2)	46.6	16.4	(7.9)	16.9	9.0
Other	(0.4)	(1.2)	(1.6)	(0.7)	0.1	(0.6)
Net gains (losses) on investments	726.8	207.4	934.2	229.5	(247.9)	(18.4)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(28.5)	(19.4)	(47.9)	10.7	(13.5)	(2.8)
U.S. states and municipalities	28.0	(71.8)	(43.8)	313.4	(346.5)	(33.1)
Corporate and other	0.3	(33.7)	(33.4)	2.3	17.5	19.8
	(0.2)	(124.9)	(125.1)	326.4	(342.5)	(16.1)

(1)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(3)
On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming an associate of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company re-measured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

Net equity exposures: Net gains on long equity exposures of $975.1 in the first quarter of 2018 was primarily comprised of a net realized gain recorded on the re-measurement of Quess ($889.9) and net gains on common stocks ($133.0). Net gains on short equity exposures of $50.1 in the first quarter of 2018 was primarily comprised of net gains on short equity total return swaps held for investment purposes. The company recorded net gains of $39.0 on its net equity exposures in the first quarter of 2017.
Within the interim consolidated financial statements for the three months ended March 31, 2018, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and to note 16 (Financial Risk Management, under the heading Market Price Fluctuations) for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.

Bonds: Net losses on bonds of $125.1 in the first quarter of 2018 was primarily comprised of net losses on U.S. treasury bonds ($44.3), U.S. state and municipal bonds ($43.8) and corporate and other bonds ($33.4). The company recorded net losses on bonds of $16.1 in the first quarter of 2017.
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $20.2 in the first quarter of 2018 (net unrealized losses of $15.3 in the first quarter of 2017). Additional details are provided in note 7 (Short Sales and Derivatives, under the heading CPI-linked derivative contracts) to the interim consolidated financial statements for the three months ended March 31, 2018.

Interest Expense

Consolidated interest expense increased from $70.6 in the first quarter of 2017 to $88.8 in the first quarter of 2018, reflecting the consolidation of the interest expense of Allied World commencing July 6, 2017, the issuance on December 6, 2017 of Cdn$650.0 principal amount of 4.25% unsecured senior notes due 2027 and increased borrowings at Fairfax India and Fairfax Africa, partially offset by the redemption on December 29, 2017 of Cdn$388.4 principal amount of 7.50% senior notes due 2019 and the repayment on December 13, 2017 of purchase consideration payable upon maturity.
Consolidated interest expense in the first quarter of 2018 of $88.8 (2017 - $70.6) was primarily attributable to interest expense at the holding company of $49.9 (2017 - $53.1). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and interest and dividends earned on holding company cash and investments.

	First quarter
	2018	2017
Fairfax corporate overhead	47.0	34.7
Subsidiary holding companies' corporate overhead	12.7	6.6
Subsidiary holding companies' non-cash intangible asset amortization(1)	26.6	14.1
Holding company interest and dividends	(17.9)	(4.2)
Holding company share of profit of associates	(7.9)	(12.9)
Investment management and administration fees	(45.0)	(62.2)
Loss on repurchase of long term debt	20.9	2.6
	36.4	(21.3)

(1)	Non-cash amortization of intangible assets is principally related to customer and broker relationships.

Fairfax corporate overhead increased from $34.7 in the first quarter of 2017 to $47.0 in the first quarter of 2018, primarily reflecting increased employee compensation expenses.
Subsidiary holding companies' corporate overhead increased from $6.6 in the first quarter of 2017 to $12.7 in the first quarter of 2018, primarily reflecting the consolidation of the corporate overhead of Allied World commencing July 6, 2017 and higher employee compensation expenses.
Subsidiary holding companies' non-cash intangible asset amortization increased from $14.1 in the first quarter of 2017 to $26.6 in the first quarter of 2018, primarily due to amortization of intangible assets at Allied World.
Holding company interest and dividends included total return swap income of $2.0 in the first quarter of 2018, compared to total return swap expense of $3.2 in the first quarter of 2017. Excluding the impact of total return swap income and expense, holding company interest and dividends increased from $7.4 in the first quarter of 2017 to $15.9 in the first quarter of 2018, primarily reflecting increased interest income on U.S. treasury bonds, partially offset by decreased dividend income.
Holding company share of profit of associates decreased from $12.9 in the first quarter of 2017 to $7.9 in first quarter of 2018, primarily reflecting decreased share of profit of Eurolife, partially offset by increased share of profit of Gulf Insurance.
Investment management and administration fees decreased from $62.2 in the first quarter of 2017 to $45.0 in the first quarter of 2018, primarily reflecting the absence in the first quarter of 2018 of an accrual for investment management performance fees related to Fairfax India ($44.6 was accrued in the first quarter of 2017), partially offset by incremental investment management fees earned on the investment portfolios of Fairfax Africa and Allied World.
Loss on repurchase of long term debt primarily represents an accrued loss of $19.6 relating to the company's previously announced redemption on April 30, 2018 of its $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision for income taxes in the first quarter of 2018 and 2017, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2018.

Consolidated Balance Sheet Summary
The assets and liabilities reflected in the company's consolidated balance sheet at March 31, 2018 compared to December 31, 2017 were primarily impacted by the change in accounting for Quess. Effective March 1, 2018 Quess ceased to be a consolidated subsidiary and was subsequently reported as an investment in associate with a carrying value of $1,109.5. Refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2018 for additional details.
Holding company cash and investments increased to $2,612.0 ($2,598.5 net of $13.5 of holding company short sale and derivative obligations) at March 31, 2018 from $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017. Holding company cash and investments at March 31, 2018 included $567.2 of cash proceeds that remained from offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 principal amount) and March 29, 2018 (€600.0 principal amount) that are allocated for the redemptions of senior notes due 2018 and 2020. Significant cash movements at the Fairfax holding company level during the first quarter of 2018 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $378.3 to $5,065.2 at March 31, 2018 from $4,686.9 at December 31, 2017, primarily reflecting increased business volumes and timing due to the greater proportion of insurance policies and reinsurance contracts that renew in the first quarter of the year.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $37,727.9 ($37,636.2 net of subsidiary short sale and derivative obligations) at March 31, 2018 compared to $37,013.2 ($36,898.5 net of subsidiary short sale and derivative obligations) at December 31, 2017. The increase of $737.7 principally reflected the change in accounting for Quess and net unrealized appreciation of common stocks and derivatives, partially offset by net unrealized depreciation of bonds and the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar and Indian rupee), in addition to specific factors which caused movements in portfolio investments as discussed in the paragraphs below.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $5,444.3 primarily reflecting the reinvestment of cash and short term investments into short dated U.S. treasury bonds (net purchases of $5,093.6), partially offset by net sales of U.S. state and municipal bonds (net proceeds of $333.2) where the proceeds were retained in cash or invested in short term investments.
Bonds (including bonds pledged for short sale derivative obligations) increased by $4,756.4 primarily reflecting the reinvestment of cash and short term investments into short dated U.S. treasury bonds (net purchases of $5,093.6) and investment in certain private placement corporate debt securities, partially offset by net sales of U.S. state and municipal bonds (net proceeds of $333.2).
Common stocks increased by $125.8 primarily reflecting net unrealized appreciation.
Investments in associates increased by $1,181.2 primarily reflecting the change in accounting for Quess, share of profit of associates ($30.3) and additional investments in Thai Re ($28.2) and AFGRI ($26.1, by Fairfax Africa).
Derivatives and other invested assets, net of short sale and derivative obligations, increased by $128.1 primarily reflecting investments in various equity warrants, investments in U.S. real estate and increased net receivables from counterparties to equity total return swaps, partially offset by net unrealized depreciation of CPI-linked derivative contracts.
Recoverable from reinsurers increased by $72.4 to $7,884.9 at March 31, 2018 from $7,812.5 at December 31, 2017, primarily reflecting an increase in reinsurers' share of unearned premium due to the greater proportion of insurance policies and reinsurance contracts that renew in the first quarter of the year.
Deferred income taxes decreased by $64.7 to $316.1 at March 31, 2018 from $380.8 at December 31, 2017 primarily due to utilization of losses and tax credits in the U.S.
Goodwill and intangible assets decreased by $270.9 to $5,801.6 at March 31, 2018 from $6,072.5 at December 31, 2017 primarily as a result of the change in accounting for Quess (which resulted in the de-recognition of goodwill related to Quess and its subsidiaries), the impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar) and amortization of intangible assets, partially offset by the consolidation of goodwill related to the acquisition of Carillion.
Other assets decreased by $268.2 to $4,560.1 at March 31, 2018 from $4,828.3 at December 31, 2017 primarily as a result of the change in accounting for Quess (which resulted in the de-recognition of the other assets of Quess).

Provision for losses and loss adjustment expenses decreased by $358.3 to $28,252.5 at March 31, 2018 from $28,610.8 at December 31, 2017 primarily due to payment of claims related to 2017 catastrophe losses (principally related to Hurricanes Harvey, Irma and Maria and the California wildfires), prior year reserve releases (principally at OdysseyRe, Zenith and Northbridge) and the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge).
Non-controlling interests increased by $58.1 to $4,659.0 at March 31, 2018 from $4,600.9 at December 31, 2017 primarily reflecting the impact of the change in accounting for Quess (increased non-controlling interests by $80.6, comprised of the non-controlling interests' 33.0% share of the $889.9 non-cash re-measurement gain ($293.1), partially offset by the de-recognition of Quess' non-controlling interests ($212.5)), partially offset by a decrease in non-controlling interests resulting from Cara's purchase of the non-controlling interests in The Keg, net unrealized foreign currency translation losses of $34.6 and common stock dividends paid to non-controlling interests of $25.3. For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three months ended March 31, 2018.
Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2018 compared to those identified at December 31, 2017 and disclosed in the company’s 2017 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2018.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management, under the heading Capital Management) to the interim consolidated financial statements for the three months ended March 31, 2018.

Liquidity
Holding company cash and investments at March 31, 2018 totaled $2,612.0 ($2,598.5 net of $13.5 of holding company short sale and derivative obligations) compared to $2,368.4 ($2,356.9 net of $11.5 of holding company short sale and derivative obligations) at December 31, 2017. Holding company cash and investments at March 31, 2018 included $567.2 of cash proceeds that remained from offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 million principal amount) and March 29, 2018 (€600.0 million principal amount) that are allocated for the redemptions of senior notes due 2018 and 2020.
Subsequent to March 31, 2018, the company repaid $144.2 principal amount of 7.375% senior notes due April 15, 2018 on maturity and redeemed $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due 2020 on April 30, 2018. On May 7, 2018 the company intends to redeem $296.8 principal amount of 5.50% senior notes of Allied World due 2020. Had those borrowings been repaid or redeemed on March 31, 2018, the carrying value of the company's total debt would have been reduced by $666.4 and its consolidated total debt/total capital ratio would have decreased from 27.2% to 25.3% (decreased from 25.6% to 23.2% excluding consolidated non-insurance companies). For additional information refer to note 16 (Financial Risk Management, under the heading Capital Management) to the interim consolidated financial statements for the three months ended March 31, 2018.
Significant cash and investment movements at the holding company level during the first quarter of 2018 included the following inflows: net proceeds of $723.2 from the issuance of €600.0 of 2.75% unsecured senior notes due March 29, 2028, dividends received from OdysseyRe ($50.0) and Northbridge ($16.0), and collection of the remaining net proceeds from the sale of First Capital ($83.3). Significant outflows during the first quarter of 2018 included the following: the payment of $294.4 of common and preferred share dividends, the purchase price paid to acquire Carillion, net cash paid of $15.9 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), and repurchases of $20.6 principal amount of Fairfax senior notes due 2022 and 2024.
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury, normal course issuer bid activities, capital contributions to subsidiary operations, and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at March 31, 2018 of $2,598.5 provides adequate liquidity to meet the holding company’s remaining known obligations in 2018. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2017).
The holding company's remaining known significant commitments for 2018 consist of payments relating to the redemption of certain senior notes of Fairfax and Allied World, the purchase price for the acquisition of Toys "R" Us Canada, interest expense, corporate overhead, preferred share dividends, income taxes, and other investment related activities.
During the first quarter of 2018 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $5,444.3 primarily reflecting the reinvestment of cash and short term investments into short dated U.S. treasury bonds, partially offset by net sales of long dated U.S. state and municipal bonds.

Highlights in the first quarter of 2018 (with comparisons to the first quarter of 2017) of major components of cash flow are presented in the following table:

	First quarter
	2018	2017
Operating activities
Cash used in operating activities before the undernoted	(538.8)	(189.0)
Net sales (purchases) of investments classified at FVTPL	(2,786.7)	1,023.2
Investing activities
Net purchases of investments in associates	(51.8)	(528.3)
Purchases of subsidiaries, net of cash acquired	(109.0)	(29.1)
Sale of subsidiary, net of cash divested	71.4	—
De-consolidation of subsidiary	(67.7)	—
Net purchases of premises and equipment and intangible assets	(63.4)	(88.7)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	723.2	—
Repayments of borrowings - holding company and insurance and reinsurance companies	(69.9)	(21.7)
Net proceeds from borrowings - non-insurance companies	22.2	30.6
Repayments of borrowings - non-insurance companies	(22.4)	(228.8)
Net borrowings from revolving credit facilities and short term loans - non-insurance companies	167.3	53.4
Decrease in restricted cash related to financing activities	5.1	18.4
Purchases of subordinate voting shares for treasury	(38.0)	(23.9)
Purchases of subordinate voting shares for cancellation	(34.9)	—
Issuance of subsidiary common shares to non-controlling interests	5.0	514.8
Purchases of subsidiary shares from non-controlling interests	(74.8)	(113.6)
Common and preferred share dividends paid	(294.4)	(248.2)
Dividends paid to non-controlling interests	(25.3)	(48.9)
Increase (decrease) in cash and cash equivalents during the period	(3,182.9)	120.2
Excluding net purchases and sales of investments classified at FVTPL, cash used in operating activities increased from $189.0 in 2017 to $538.8 in 2018, principally reflecting higher net paid losses, higher income taxes paid and lower interest and dividend income received, partially offset by higher net premium collections. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2018 for details of net purchases and sales of investments classified at FVTPL.
Net purchases of investments in associates of $51.8 in 2018 primarily reflected increased investments in Thai Re and AFGRI (by Fairfax Africa), partially offset by distributions received from the company's insurance and non-insurance associates. Net purchases of investments in associates of $528.3 in 2017 primarily reflected investments in Farmers Edge and Astarta, and Fairfax India's investment in Bangalore Airport, partially offset by distributions received from the company's non-insurance associates and joint arrangements. Purchases of subsidiaries, net of cash acquired of $109.0 in 2018 primarily related to the acquisition of Carillion. Purchases of subsidiaries, net of cash acquired of $29.1 in 2017 primarily related to the acquisition of Saurashtra Freight (by Fairfax India).
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $723.2 in 2018 primarily reflected net proceeds from the offering of €600.0 of 2.75% unsecured senior notes due March 29, 2028. Repayment of borrowings - holding company and insurance and reinsurance companies of $69.9 in 2018 primarily reflected Brit's repayment of $45.0 on its revolving credit facility and repurchases of $20.6 principal amount of Fairfax senior notes due 2022 and 2024. Repayment of borrowings - non-insurance companies of $228.8 in 2017 primarily reflected Fairfax India's repayment of its term loan of $225.0.
Purchases of subordinate voting shares for treasury in 2018 and 2017 were for the company's share-based payment awards. Purchases of subsidiary shares from non-controlling interests of $74.8 in 2018 primarily reflected Cara's acquisition of the non-controlling interests in The Keg. Purchases of subsidiary shares from non-controlling interests of $113.6 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity instruments.
Dividends paid to non-controlling interests of $25.3 in 2018 primarily reflected dividends paid by Grivalia Properties. Dividends paid to non-controlling interests of $48.9 in 2017 primarily reflected the dividend paid by Brit to its minority shareholder OMERS.

Book Value Per Share
Common shareholders’ equity at March 31, 2018 was $12,754.4 or $461.18 per basic share (excluding the unrecorded $813.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $12,475.6 or $449.55 per basic share (excluding the unrecorded $1,233.0 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2017, representing an increase per basic share in the first quarter of 2018 of 2.6% (an increase of 4.9% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2018). During the first quarter of 2018 the number of basic shares decreased primarily as a result of repurchases of 70,000 subordinate voting shares for cancellation and net repurchases of 25,203 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2018 there were 27,655,870 common shares effectively outstanding.

	March 31, 2018			December 31, 2017
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	821.2	761.0	60.2	783.1	711.0	72.1
Non-insurance associates(2)	1,962.5	1,740.8	221.7	2,027.5	1,762.3	265.2
Cara	605.6	539.8	65.8	486.3	519.5	(33.2)
Grivalia Properties	549.0	569.2	(20.2)	568.6	573.2	(4.6)
Thomas Cook India	1,050.1	1,031.4	18.7	996.6	449.7	546.9
Fairfax India	888.1	538.7	349.4	666.4	448.4	218.0
Fairfax Africa	418.3	300.4	117.9	460.2	291.6	168.6
	6,294.8	5,481.3	813.5	5,988.7	4,755.7	1,233.0

(1)	The carrying values of Cara, Grivalia Properties, Thomas Cook India, Fairfax India and Fairfax Africa represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Thomas Cook India, Fairfax India and Fairfax Africa.

On September 28, 2017 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2018, to acquire up to 2,672,504 subordinate voting shares, 601,538 Series C preferred shares, 344,111 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2018.

Accounting and Disclosure Matters

Limitation on scope of design and evaluation of Internal Control Over Financial Reporting

On July 6, 2017 the company completed the acquisition of Allied World Assurance Company Holdings, AG, which was subsequently renamed Allied World Assurance Company Holdings, GmbH ("Allied World"). Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of Allied World, the results of which are included in the consolidated financial statements of the company for the three months ended March 31, 2018. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Allied World represented 10.8% of the company's consolidated revenue for the three months ended March 31, 2018 and represented 22.5% and 23.7% of the company's consolidated assets and liabilities respectively as at March 31, 2018. In addition, the table that follows presents a summary of financial information for Allied World.

First Quarter
2018
Revenue	529.7
Net earnings	18.6

As at March 31, 2018
Assets
Insurance contract receivables	1,447.6
Portfolio investments	8,223.5
Deferred premium acquisition costs	225.8
Recoverable from reinsurers	2,817.4
Goodwill and intangible assets	1,691.9
Other assets	224.0
14,630.2
Liabilities
Accounts payable and accrued liabilities	244.0
Income taxes payable	3.4
Due to affiliates	11.4
Funds withheld payable to reinsurers	228.8
Insurance contract liabilities	9,546.1
Deferred income taxes	64.8
Borrowings	876.6
10,975.1
Equity	3,655.1
14,630.2

Comparative Quarterly Data (unaudited)

	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Income	4,926.4	5,321.5	4,907.3	3,258.2	2,737.6	1,774.7	2,431.4	2,907.0
Net earnings (loss)	1,038.0	856.8	370.2	312.6	75.3	(704.2)	32.7	293.5
Net earnings (loss) attributable to shareholders of Fairfax	684.3	869.5	476.9	311.6	82.6	(701.5)	1.3	238.7
Net earnings (loss) per share	$24.27	$30.87	$16.85	$13.04	$3.11	$(30.77)	$(0.42)	$9.81
Net earnings (loss) per diluted share	$23.60	$30.06	$16.42	$12.67	$3.03	$(30.77)	$(0.42)	$9.58
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.